Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of Yamana Gold Inc. (the “Company”) will be held at the Four Seasons Centre for the Performing Arts, 145 Queen Street West, Toronto, Ontario on Wednesday, May 4, 2011 at 11:00 a.m. (Toronto time), for the following purposes:

(a)                                  To receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Company for the financial year ended December 31, 2010 and the report of the auditors thereon;

(b)                                 To elect directors of the Company for the ensuing year; and

(c)                                  To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by a management information circular, a form of proxy, a supplemental mailing list and consent for electronic delivery return card, and in the case of all registered shareholders and those beneficial shareholders who have so requested through the completion and return of the supplemental mailing card provided by the Company in its last annual mailing, a copy of the Company’s annual report containing the audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2010. For those beneficial shareholders who did not request to receive a copy of the annual report, a copy is available upon request to the Company and can also be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.yamana.com.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on Friday March 11, 2011 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

The board of directors of the Company has by resolution fixed 4:00 p.m. (Toronto time) on Monday, May 2, 2011 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments as the time by which proxies to be used or acted upon at the Meeting or any adjournment or adjournments thereof shall be deposited with the Company’s transfer agent, CIBC Mellon, in accordance with the instructions set forth in the accompanying management information circular and in the form of proxy.

If you have any questions relating to the Meeting, please contact Kingsdale Shareholder Services Inc. by telephone at 1-800-749-9890 toll free in North America or (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com

DATED at Toronto, Ontario this 22nd day of March, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Peter Marrone”
Peter Marrone
Chairman and Chief Executive Officer

1

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular is furnished in connection with the solicitation of proxies by the management of Yamana Gold Inc. (the “Company” or “Yamana”) for use at the annual meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company. The cost of solicitation will be borne by the Company.

In addition, management of the Company has retained the services of Kingsdale Shareholder Services Inc. (“Kingsdale”) to provide the following services in connection with the Meeting: review and analysis of the information circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing shareholder proxies, and the solicitation of proxies including contacting shareholders by telephone. The cost of these services will be borne directly by the Company. Interested shareholders of the Corporation in North America may contact Kingsdale Shareholder Services Inc. at 1-800-749-9890.

The board of directors of the Company (the “Board”) has fixed the close of business on Friday, March 11, 2011 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of and to vote at the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent, CIBC Mellon, at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) Monday May 2, 2011, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of March 22, 2011. This management information circular contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Cdn$”.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent, CIBC Mellon, indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on Monday May 2, 2011, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the head office of the Company (Yamana Gold Inc.,150 York Street, Suite 1102, Toronto ON  M5H 3S5; Attention: Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.  In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the supplemental mailing list return card and the consent for electronic delivery (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)                                     be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)                                  be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary.

Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, at the appropriate address noted on the form of proxy.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

ELECTION OF DIRECTORS

The Articles of the Company currently provide that the Board consist of a minimum of three (3) and a maximum of fifteen (15) directors. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of all eleven (11) nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s current By-Laws.

Majority Voting for Directors

The Board has adopted a policy stipulating that Shareholders shall be entitled to vote in favour of each individual director nominee at a shareholders’ meeting. The Corporate Governance and Nominating Committee will make recommendations to the Board as to a director’s suitability to continue to serve as a Board member after reviewing the results of the voting for each nominee and the Board will consider such results. The policy does not apply in circumstances involving contested director elections.

The Board has further enhanced its majority voting policy to require that any director nominee who receives a greater number of votes “withheld” from his election than votes “for” such election promptly tender his resignation to the Board, to be effective upon acceptance by the Board. The Corporate Governance and Nominating Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board must determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The nominee in question may not participate in any committee or Board votes concerning his resignation. This policy does not apply in circumstances involving contested director elections.

The following table sets forth the name, province or state and country of residence, present principal occupation, business or employment, period or periods during which each director nominee has served as a director of the Company and number of Common Shares (as hereinafter defined) and DSUs (as hereinafter defined) beneficially owned by each nominee for election as a director of the Company. The number of Common Shares and DSUs beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at March 22, 2011. All directors hold office until the next annual meeting of shareholders of the Company or until their successors are appointed.

Name and Province/State and Country of Residence, Age and Area of Expertise	Principal Occupation, Business or Employment	Period(s) Served as a Director of the Company	Common Shares and DSUs Owned (5)

Peter Marrone Ontario, Canada Age: 51 Areas of Expertise: Mergers and Acquisitions, Finance	Chairman and Chief Executive Officer of the Company	July 31, 2003 to present	1,000,279 Common Shares 891,684 DSUs

Patrick J. Mars (1) (3) (4) Ontario, Canada Age: 70 Areas of Expertise: Finance and Sustainability	President of P.J. Mars Investments Limited	August 16, 2001 to present	35,000 Common Shares 14,936 DSUs

John Begeman (3) South Dakota, United States Age: 56 Areas of Expertise: Sustainability and Mining	President and Chief Executive Officer of Avion Resources Corp.	May 2, 2007 to present	10,170 Common Shares 14,936 DSUs

Richard Graff (1) Colorado Age: 64 Areas of Expertise: Accounting and Financial Reporting	Company Director	October 16, 2007 to present	3,325 Common Shares 14,936 DSUs

Robert Horn (2) (3) British Columbia, Canada Age: 68 Areas of Expertise: Sustainability and Mining	Company Director	October 16, 2007 to present	4,060 Common Shares 14,936 DSUs

Nigel Lees (1) (2) Ontario, Canada Age: 67 Areas of Expertise: Finance	President and Chief Executive Officer of SAGE Gold Inc.	June 16, 2005 to present	15,000 Common Shares 14,936 DSUs

Juvenal Mesquita Filho (4) São Paulo, Brazil Age: 61 Areas of Expertise: Finance	Company Director	July 31, 2003 to October 16, 2007; May 14, 2008 to present	272,000 Common Shares 14,027 DSUs

Carl Renzoni (1) (4) Ontario, Canada Age: 72 Areas of Expertise: Finance and Mining	Company Director	October 16, 2007 to present	13,644 Common Shares 14,936 DSUs

Name and Province/State and Country of Residence, Age and Area of Expertise	Principal Occupation, Business or Employment	Period(s) Served as a Director of the Company	Common Shares and DSUs Owned (5)

Antenor F. Silva, Jr. Rio de Janeiro, Brazil Age: 69 Areas of Expertise: Mining and Metallurgy	President of MBAC Fertilizer Corp.	July 31, 2003 to present	598,562 Common Shares 173,801RSUs 313 DSUs

Dino Titaro (2) (3) (4) Ontario, Canada Age: 59 Areas of Expertise: Finance, Sustainability and Mining	President and Chief Executive Officer of Carpathian Gold Inc.	August 5, 2005 to present	15,000 Common Shares 14,936 DSUs

Alexander Davidson(3) Ontario, Canada Age: 59 Areas of Expertise: Sustainability and Mining	Company Director	August 31, 2009 to present	6,193 DSUs

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Sustainability Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)

Represents Common Shares and DSUs beneficially owned, directly or indirectly, or over which control or direction is exercised by each director. See also “Statement of Executive Compensation” for additional disclosure regarding option-based awards held by directors and the Named Executive Officers (as hereinafter defined), as well as the share-based awards (i.e. RSUs) held by the Named Executive Officers, including the Company’s equity investment policies for non-executive directors and the Chief-Executive Officer of the Company.

The principal occupations, businesses or employments of each of the proposed directors during the past five years are disclosed in the brief biographies set forth below.

Peter Marrone — Chairman and Chief Executive Officer.  Mr. Marrone founded Yamana as President and Chief Executive Officer of Yamana in July 2003.  Mr. Marrone was appointed Chairman of Yamana in May 2007.  Mr. Marrone has more than 25 years of business and capital markets experience and has been on the boards of a number of public companies and advised companies with a strong South American presence.  Mr. Marrone holds a Bachelor of Laws degree.  Prior to Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that, practiced law in Toronto with significant international experience.

Patrick J. Mars — Lead Director.  Mr. Mars is a company director specializing in mine finance and analysis. He was a director of Yamana Resources that pre-existed today’s Yamana beginning in August 2001. He benefits from over 30 years of experience in the investment industry and has had extensive involvement in mining research, financing and advisory work.  For the majority of his career he was with Alfred Bunting & Co/Bunting Warburg, a Canadian investment dealer and stockbroker where he was President and CEO from 1981 to 1994. During this time he served 3 year terms both as a Governor of the TSE and Director of the IDA. From 1999 to 2001 he was Chairman and a Director of First Marathon Securities (UK)/NBC Financial (UK) Limited. Presently, Mr. Mars is a director of Aura Minerals (Chairman), Carpathian Gold, Sage Gold (Chairman) and Selwyn Resources as well as being President of P.J. Mars Investments Limited, a private company. He is also a director of the Renascent Foundation, a charitable organization.

John Begeman — Director.  Mr. Begeman is a Professional Mining Engineer with over 30 years of mining experience.  He is currently the President, CEO and director of Avion Gold Corporation and a director of Valencia Ventures Inc.  He is also a director of Premier Goldmines Limited.  He has previously served as Chief Operating Officer of Zinifex Canada Inc.  and Vice President, Western Operations of Goldcorp Inc.  In his capacity for Goldcorp, he was responsible for its surface gold operations in South Dakota and the

Industrial Minerals Division in Saskatchewan.  Previous to his employment at Goldcorp, Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the Western United States.  Mr.  Begeman holds a B.S. in Mining Engineering, a M.S. in Engineering Management and an MBA.

Alexander J. Davidson — Director.  Mr. Davidson has been a member of the Board of Directors of Yamana since August 2009.  Mr. Davidson previously served as Executive Vice President, Exploration and Corporate Development with responsibility for Barrick Gold’s international exploration programs and corporate development activities. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the Company’s expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 25 years’ experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world.  In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team’s discovery of the Lagunas Norte Project in the Alto Chicama District, Peru. He received his B.Sc. and his M.Sc. in Economic Geology from McGill University.

Richard Graff — Director.  Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been a consultant to the mining industry and has served as a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He currently serves on the board of directors and acts as Chairman of the Audit Committee of each of Alacer Gold Corp. (formerly Anatolia Minerals Development Limited) and Dynamic Materials Corporation.

Robert Horn - Director.  Mr. Horn is a registered professional geoscientist in the Province of Ontario with over forty years international experience in exploration and mining.  He graduated in Geology from the University of Exeter, UK, with BSc (Hons) in 1965 and from University College, London with MSc in 1967.  During his career he worked in Zambia and Australia in exploration, ore assessment, grade control and production; was technical adviser to Vale’s non-ferrous metal exploration program in Brazil and Exploration Manager, Europe and Vice President Exploration, Canada, for BP Minerals.  On BP’s withdrawal from Canada he worked first as Vice President Exploration of the FMC Gold Company in the USA, Mexico and Chile and from 1995 as Vice President Exploration with Inco Limited, working in Canada, Latin America, China and Indonesia.  He has served on the boards of several public companies and was President of Exmibal, a nickel-mining company, owned jointly by Inco and the Guatemalan government. He retired from Inco in 2004. He has served on the expert committees of the International Atomic Energy Agency/Nuclear Energy Agency in Brussels and in the European Union and on the Geological Survey of Canada Advisory Committee in Ottawa and was Chair of the Ontario Geological Survey Advisory Board. He received the A. O. Dufresne Award in 2004 for services to Canadian mineral exploration.

Nigel Lees — Director.  Mr. Lees has over 25 years experience in the investment banking industry. He has served as a member of the Listings Committee of the Toronto Stock Exchange as well as on the audit committees of boards of several publicly listed companies. He is the founder and director of TVX Gold Inc., which merged with Kinross Gold in 2003. He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company and President and Chief Executive Officer of SAGE Gold Inc., a public precious metals exploration and development company.

Juvenal Mesquita Filho — Director.  Mr. Mesquita has been a member of the board of Yamana since July 2003.  Mr. Mesquita previously served as President of Mineração Santa Elina S/A, in Brazil, as well as a Director of Santa Elina Mines Corporation since September 1994.  He has over 30 years’ experience in the mining industry.

Carl Renzoni — Director.  Mr. Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director. He brings over 30 years’ experience in the securities business specializing in the mining industry. Mr. Renzoni holds an Honors B.Sc. (Geology) degree from Queen’s University. Mr. Renzoni is currently a director of Copper Mountain Mining Corp. and he previously served on the boards of International Molybdenum Ltd., Peru Copper Inc. and Meridian Gold Inc.  Mr. Renzoni also served on the Audit Committee of Meridian Gold Inc.

Antenor F. Silva — Director.  Mr. Silva was appointed a Director of Yamana in July 2003.  He previously served as Chief Operating Officer from July 2003 to May 2007 and as President from May 2007 until his retirement from such position in September 2009. Mr. Silva has approximately 40 years of experience in the mining and chemical industries, and has provided technical consultation and training in development, construction, start-up, operation, strategic planning and productivity for various mining, hydropower and industrial companies.  During this time, Mr. Silva has been instrumental in researching and developing metallurgical and engineering processes for mill plants in mining projects in Brazil, and implementing metallurgical processes which contributed to the development of mines in Tunisia, Africa and Togo, Africa.  Mr. Silva has gained significant experience in senior management at various engineering companies and mining, petroleum and chemical companies.  Prior to joining Yamana, Mr. Silva acted as Chief Operating Officer of Santa Elina Mines Corporation.  Mr. Silva has also served as a director on the boards of several engineering, mining and aluminum extrusion companies.  Mr. Silva holds a Bachelor of Science degree in Mining and Metallurgical Engineering from the Universidade do Estado de São Paulo in São Paulo, Brazil.  Mr. Silva is currently the President of MBAC Fertilizer Corp.

Dino Titaro — Director.  Mr. Titaro is currently the President and Chief Executive Officer and a director of Carpathian Gold Inc., a public mineral exploration company listed on the TSX. From 1986 to 2003, Mr. Titaro was President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm.  From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited, in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages.  Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario.  He is also a qualified person as defined by National Instrument 43-101 and is a registered P.Geo in Ontario and Saskatchewan. Mr. Titaro currently sits on the board of directors of Mincor Inc., a private mineral resource company, and Royal Coal Corporation, and has been a director and officer of several public-traded companies in the mining, industrial and health care technology fields.

Corporate Cease Trade Orders or Bankruptcies

None of the proposed directors are, as at the date hereof, or have been, within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(i)            was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)           was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, which order was in effect for a period of more than 30 consecutive days, other than Mr. Dino Titaro who was a director of Plata Peru Resources Inc. until 2009, which company was cease traded in 2002 pending a proposed corporate reorganization, which has received shareholder approval but which remains subject to completion. Mr. Titaro was also a director of Compressario Corp. at the time it was cease traded in 2003 for failure to file annual audit financial statements for the 2002 fiscal year. The company subsequently became insolvent and is now inactive.

None of the proposed directors are, as of the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including Yamana) that, while that person were acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the proposed directors are, as at the date hereof, or have been subject to:

(i)            any penalties or sanctions imposed by a court relating to securities legislation with a securities authority; or

(ii)           any other penalties or sanctions imposed by a court or regulatory body that would be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders.  Deloitte & Touche LLP, Chartered Accountants, have been appointed as auditors of the Company since its incorporation in 1995.

Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the year ended December 31, 2010 were Cdn$3,050,000 (December 31, 2009 – Cdn$3,807,000). The audit fees relate to the audit of the annual consolidated financial statements of the Company and certain statutory audits outside of Canada.

Audited-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the year ended December 31, 2010 were Cdn$142,000 (December 31, 2009 – Cdn$27,000). The audit-related fees relate to services provided in connection with the review of interim unaudited consolidated financial statements, statutory audits of other subsidiary companies, work done in connection with public offerings completed by the Company and translation services, consultation and analysis relating to the Company’s conversion to IFRS.

Tax Fees

The aggregate tax fees billed by the Company’s external auditors for the year ended December 31, 2010 were Cdn$Nil (December 31, 2009 - Cdn$Nil). Tax fees relate to tax compliance, tax advice and tax planning.

All Other Fees

There were no other fees billed by the Company’s external auditors in the past two fiscal years.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2010; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of March 22, 2011, 744,859,369 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding.  Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting has been fixed at March 11, 2011. In accordance with the provisions of the Canada Business Corporations Act (the “CBCA”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of March 22, 2011, there are no persons, or companies who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Yamana’s pay-for-performance philosophy seeks to reward the achievement of performance goals and aligns the interests of executives with Yamana’s shareholders. At the same time, the Company aims to attract, retain, motivate and reward its highly qualified and experienced executives. The compensation program is designed to reward each Named Executive Officer (as hereinafter defined) on the basis of individual, group and corporate performance and is also designed to incent such executives to drive the annual and long term business goals of the Company and enhance the sustainable profitability and growth of the Company. These were the main objectives considered by the Company in determining the compensation paid to the Named Executive Officers of the Company for the financial year ended December 31, 2010.

The following key principles guide the Company’s overall compensation philosophy:

•      Compensation is determined on an individual and collective basis and is aimed at retaining the Named Executive Officers, each of whom is highly qualified and experienced with a proven track record of performance;

•      Compensation should be fair and reasonable to shareholders and be set with reference to the market for similar positions in comparable mining companies;

•      An appropriate portion of total compensation is variable and linked to goals and performance, for individual, group and corporate, as well as performance relative to Yamana’s peers;

•      An appropriate portion of total compensation should be equity based, aligning interests of the Named Executive Officers with the shareholders;

•      Internal pay equity is maintained such that executives in similar positions and locations are treated fairly; and

•      Compensation should be transparent to the Named Executive Officers and the shareholders.

Say on Pay

In furtherance of the Company’s commitment to continually increasing the level of its corporate governance practices to achieve best practices in corporate governance, for the 2012 proxy season, Yamana’s Board will adopt a shareholder advisory vote on executive compensation. The Company believes that is it important to have regular and constructive engagement with its shareholders and to give shareholders the opportunity to express their satisfaction with the Board’s approach to executive compensation.

Elements of Executive Compensation

The elements of compensation earned by the Named Executive Officers for the financial year ended December 31, 2010 included annual compensation in the form of base salary, annual cash bonus, and a perquisites and benefits package. Long-term compensation was provided in the form of restricted share units (“RSUs”) and, in the case of the Chairman and Chief Executive Officer, includes deferred share units (“DSUs”).

The following table outlines how each element of compensation supports and enables Yamana’s compensation philosophy. The various elements of compensation paid are considered as part of a total compensation award and the decision to pay any one particular element does not have any impact on the decision to pay other elements of compensation.

Short-Term Incentive Compensation

Element of Compensation	Summary and Purpose of Element

Base Salary

Salaries form an essential component of the Company’s compensation program as they are the first base measure to attract, compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the basis to determine other elements of compensation and benefits.

Annual Cash Bonus	Annual cash incentives are a variable component of compensation designed to reward the Named Executive Officers for individual, group and corporate achievements.

Other Compensation (Perquisites, Benefits and Pension Plan)

The Company’s executive benefits program includes supplementary life, medical, dental and disability insurance. A taxable cash allowance is also available to executives to fund select perquisites. A Defined Contribution Pension Plan was introduced in 2009. The benefits and perquisites package is designed to be competitive overall with equivalent positions, to promote greater executive satisfaction through choice, and to manage program and administrative costs.

Long-Term Incentive Compensation

Element of Compensation	Summary and Purpose of Element

Restricted Share Units and Options

The Company believes that these long-term incentives promote ownership of the Company and serve to align the interests of the Named Executive Officers with the interests of the Company’s shareholders. The Company issues RSUs and, in past years, has issued Options to encourage the Named Executive Officers to have equity participation through the acquisition of Common Shares. RSUs vest over a three-year period and Options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. RSUs assist the Company in attracting, retaining and motivating Named Executive Officers. They also focus management on increasing the price of the Company’s shares over time, rather than focusing on short-term increases. If the price of the Company’s shares increases over time, both the Named Executive Officers and the shareholders will benefit.

Deferred Share Units

The Company believes that these long-term incentives help strengthen the alignment of interests between eligible directors of the Company (including the Chairman and Chief Executive Officer) and the Company’s shareholders. The Company issues DSUs to encourage eligible directors to have equity participation through the acquisition of Common Shares. One third of the annual retainer payable to eligible directors is payable with DSUs. DSUs aid in attracting, retaining and encouraging director commitment and performance through the opportunity offered to such persons to receive compensation in line with the value of the Common Shares.

Annual Compensation Review Process

Each year, the Compensation Committee reviews and recommends to the Board for approval the compensation of the Chairman and Chief Executive Officer. The Committee also reviews and recommends to the Board the compensation of other senior executives, which includes the Named Executive Officers. In addition, in reviewing the structure of the compensation programs for executives and other employees, and in approving performance measures, the Committee reviews both the performance measures and incentive plan designs to assess whether they collectively provide a balanced approach to risk, and that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking or inappropriate decision-making. The Committee works with the Chairman and Chief Executive Officer to develop and approve specific performance measures and levels that the Committee then monitors through the year to assess the Chairman and Chief Executive Officer’s performance at the end of the year.

Executive compensation determinations for the Named Executive Officers in 2010 were based on performance indicators as well as a rigorous process adopted by the Compensation Committee that included corporate, group and individual performance reviews for each Named Executive Officer in consultation with Global Governance Advisors (“GGA”), who acted as third party advisors to the Compensation Committee. GGA is independent, well qualified and only aims to represent shareholders’ interests working with the Board. For its services in 2010, GGA received Cdn$770,710 for providing the Board’s Executive Compensation Advisory Services. GGA’s scope of services increased year-over-year since the Board reviewed pay-for-performance at both mid-year and year-end.  Within the scope of the Board’s Executive Compensation advisory services in 2010, GGA was engaged to assist the Compensation Committee to review and validate the Corporation’s compensation philosophy; review, assess and update the selection of comparable companies; review and assess the Company’s competitive pay positioning and pay mix; to ensure the Committee members understand and are comfortable with the current executive compensation program; and to ensure the Committee fully understands all proposed changes in compensation and is comfortable with the resulting potential range of pay outcomes.  Further, in 2010 the Board made the decision and commitment to invest in new initiatives to further align the Company’s compensation program with industry best practices.  GGA received an additional fee of Cdn$487,350 for its role in providing these additional Board Related Executive Compensation Advisory Services, which included such items as a compensation risk review; board education sessions that provided the Board with an overview of emerging trends and best practices; global compensation research; proxy circular development and any disclosure content issues that related to compensation; performance management planning; incentive plan design; and human resource strategies.

Role of the Compensation Committee and 2010 Work Plan

The Compensation Committee reviews the compensation philosophy and guidelines for the Named Executive Officers of the Company, and makes recommendations to the Board for its consideration and approval. During 2010, the Compensation Committee held four meetings. At the end of each meeting, the Committee members met in camera, without management present.

•      The Committee reviewed a report prepared by GGA on the competitiveness of executive compensation. As a result, the Committee recommended the salaries for the Named Executive Officers for 2010 to the Board.

•      In January 2011, the Committee received two reports prepared by GGA in connection with 2010 executive compensation: a detailed year-end compensation review on total compensation for the Senior Executives and a competitive “Pay-for-Performance” review report. This review included an evaluation of Yamana’s position relative to comparator groups for specific performance measures and a Pay-for-Performance analysis for the CEO and top 3 executives, over the 2007, 2008, 2009 and 2010 fiscal years.

•      At that meeting, the Committee also considered changes to executives’ total compensation based on performance, market practice and Yamana’s Board-approved compensation philosophy.

•      In January 2011, the Committee attended an education session conducted by GGA in connection with compensation and corporate governance.

Role of the Executive Officers

The Chairman and Chief Executive Officer completed a review of the performance of the Named Executive Officers and made recommendations to the Compensation Committee on 2010 bonuses, 2010 salaries and 2010 RSU grants for each Named Executive Officer, which was taken into consideration by the Compensation Committee in completing its review and ultimate recommendations to the Board.

Determination of Base Salary

The Compensation Committee considered the recommendations made by the Chief Executive Officer for base salary increases, and retained GGA to review the Chief Executive Officer’s recommendations. The previous year’s remuneration paid to executives with similar titles at a comparator group of companies in the marketplace was also considered. The Compensation Committee recommended to the Board that the Named Executive Officers receive base salaries that are reflective of the comparator group and the highly competitive environment in which the Company operates. In determining the base salary to be paid to a particular Named Executive Officer, the Compensation Committee also considered the particular responsibilities related to the position, the experience level of the Named Executive Officer, and his past performance at the Company.

The Compensation Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Company can gauge if its compensation is competitive in the marketplace for its talent, as well as ensure that the Company’s compensation is reasonable and fair to shareholders.

Accordingly, in 2010 the Compensation Committee reviewed compensation levels for the Named Executive Officers against compensation levels of the comparison companies, which were identified and recommended by GGA and approved by the Compensation Committee. The Company was provided with information regarding compensation programs and compensation levels at the 25th percentile, the median, the 75th percentile and the 90th percentile among the comparison companies. The Company considered and approved a comparator group of other publicly traded gold mining companies. The 2010 comparator group included 10 publicly traded gold companies that were determined after an in-depth review of a variety of factors in order to ensure the group encompassed similar companies with which Yamana competes for talent, especially for industry specific roles. Examples of the factors considered within this review included company size, geographical location, market capitalization, total revenue, total assets, cash flow per share, earnings per share, quality of resources, degree of complexity and scope of operations. The 10 gold company comparators have been outlined below.

In addition, GGA conducted an analysis of the compensation arrangements of the Chief Executive Officer and the Named Executive Officers by comparing base salary and total compensation to base salary and total compensation of peers to confirm that total compensation is reflective of various financial and market factors over a number of years.

#	Company Name	Business Description (1)

1.	Agnico-Eagle Mines	Agnico-Eagle Mines Limited, through its subsidiaries, engages in the exploration, development, Ltd. and production of gold in Canada, Finland, Mexico, the United States, and Argentina.

2.	AngloGold Ashanti Ltd.	AngloGold Ashanti Limited engages in the exploration and production of gold.

3.	Barrick Gold Corp.	Barrick Gold Corporation primarily engages in the production and sale of gold, as well as related activities such as exploration and mine development worldwide.

4.	Centerra Gold Inc.	Centerra Gold Inc. engages in acquiring, exploring, developing, operating, mining, and processing gold properties.

5.	Eldorado Gold Corp.	Eldorado Gold Corporation engages in the exploration, development, mining, extraction, processing, reclamation, and production of primarily gold and iron properties.

6.	Gold Fields Ltd.	Gold Fields Limited engages in the acquisition, exploration, development, and production of gold properties.

7.	Goldcorp Inc.	Goldcorp Inc. engages in the acquisition, exploration, development, and operation of precious metal properties in Canada, the United States, Mexico, and Central and South America.

8.	IAMGOLD Corp.	IAMGOLD Corporation, together with its subsidiaries, engages in the exploration, development, and production of mineral resource properties worldwide

9.	Kinross Gold Corp.	Kinross Gold Corporation, together with its subsidiaries, engages in the gold mining and related activities.

10.	Newmont Mining Corp. of Canada Ltd.	Newmont Mining Corporation of Canada Limited engages in the exploration for and production of gold properties.

Yamana Gold Inc.		Yamana Gold Inc. engages in the acquisition, exploration, development, and operation of gold properties.

(1)	Business descriptions have been provided by Capital IQ. a Standard and Poor’s Business.

Determination of Annual Bonus Payments

The Named Executive Officers are eligible for annual cash bonuses and potentially supplemental bonuses in cash or through stock-based compensation after taking into account financial performance, attainment of certain corporate objectives, individual performance and exceptional corporate events.  Bonuses are not paid unless a threshold level of performance is achieved. In 2010, Bonus payments were awarded to the Named Executive Officers, after taking into account corporate performance, group performance and individual performance. When applying the corporate and individual performance criteria, the Compensation Committee considered factors over which the Named Executive Officers can exercise control, such as budget production targets established by the Board at the beginning of each year, costs, business opportunities and competitive and business prospects of the Company.

In determining the annual compensation to be paid to the Named Executive Officers for the financial year ended December 31, 2010, the Compensation Committee considered, amongst others, the following macro performance benchmarks:

•      Operations Results;

•      Financial Results;

•      Mine Development Goals;

•      Safety Measures;

•      Business Development;

•      Exploration Targets;

•      Treasury and Information Technology Objectives; and

•      Risk Mitigation.

In addition, the Committee reviewed the following performance indicators against its primary comparator groups since they are direct competitors and share the same economic and business challenges as Yamana.

•      Relative Aggregate Production Growth;

•      Relative Cash Cost Per Gold Oz;

•      Relative Cash Flow per Share/Revenue per Share; and

•      Relative Total Shareholder Return (TSR).

Yamana had an excellent operational and financial performance year in 2010 since it exceeded its performance benchmarks and was top quartile compared to its comparator group.

The following cash bonuses for the Named Executive Officers for the financial year ended December 31, 2010, were approved in January 2011.

Name of Officer	Title of Officer	Bonus Amount ($) (1)
Peter Marrone	Chairman and Chief Executive Officer	3,880,233
Charles Main	Executive Vice President, Finance and Chief Financial Officer	1,298,941
Ludovico Costa	President and Chief Operating Officer	1,410,648
Darcy Marud	Senior Vice President, Exploration	1,011,850
Greg McKnight	Senior Vice President, Business Development	919,217

(1)	All amounts were paid in and are shown in United States dollars.

Determination of Long-Term Incentive Awards

In determining the granting of long-term incentives to the Named Executive Officers for 2010, the Compensation Committee gave consideration to, among other things, the individual’s current and potential contribution to the success of the Company as well as the relative position of the individual within the Company.

The long-term incentive compensation for 2010 consisted of the granting of RSUs and DSUs of the Company. During the financial year ended December 31, 2010, the Board, on the recommendation of the Compensation Committee, granted a total of 422,762 RSUs to the Named Executive Officers listed below, calculated on a multiple of base salary as set in the Equity Based Compensation Policy of the Company, divided by the grant date fair value per RSU noted below, representing approximately 0.0057% of the total number of Common Shares outstanding on December 31, 2010.

Name of Officer	Title of Officer	Number of Restricted Share Units (1)	Share Awards ($) (2)
Charles Main	Executive Vice President, Finance and Chief Financial Officer	118,067	1,315,397
Ludovico Costa	President and Chief Operating Officer	128,570	1,433,207
Darcy Marud	Senior Vice President, Exploration	92,120	1,027,860
Greg McKnight	Senior Vice President, Business Development	84,005	931,743
TOTAL		422,762	4,708,207

(1)

A total of 310,917 of these RSUs were granted on June 17, 2010 at a grant date fair value of Cdn$10.82 and vest as to one-third on each of June 17, 2011, 2012 and 2013, and a total of 111,845 of these RSUs were granted on January 10, 2011 at a grant date fair value of Cdn$11.79 and vest as to one-third on each of January 10, 2012, 2013 and 2014.

(2)

Share award values have been calculated by multiplying the number of RSUs by the grant date fair value of the each award, as rounded. All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2010 of Cdn$0.9946 = $1.00, as rounded.

During the financial year ended December 31, 2010, the Board, on the recommendation of the Compensation Committee, granted a total of 357,703 DSUs to the Chairman and Chief Executive Officer of the Company (including DSUs issued as dividends) calculated based on a multiple of base salary as set out in the Equity Based Compensation Policy of the Company.  See “Summary Compensation Table”.

The non-executive directors of the Company were also granted DSUs in the aggregate amount of 33,551 DSUs (including DSUs issued as dividends) in payment of one-third of their annual base retainer.

During the financial year ended December 31, 2010, there were no stock options granted to the Named Executive Officers or non-executive directors of the Company.

Company Performance

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Common Shares on December 30, 2005 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

	Dec. 30/05	Dec. 29/06	Dec. 31/07	Dec. 31/08	Dec.31/09	Dec. 31/10
Yamana Gold Inc.	100.00	199.14	168.16	124.47	158.62	170.15
S&P/TSX Composite Index	100.00	117.26	128.79	86.28	116.53	137.05
S&P/TSX Global Gold	100.00	129.68	124.55	126.46	136.06	172.34

Evaluation of Pay for Performance

Yamana’s Board adopted a competitive pay for performance philosophy that delivers long-term results for its shareholders and compensates senior management competitively. The Company looks at trends over extended periods of time, normally 1, 3 and 5 years, although the Company favours longer periods in assessing pay for performance in an effort to mitigate short term performance incentive risk and where performance over a shorter period may not create long term benefits. Also, the Company prefers longer periods because it better reflects the business of mining, and is a superior way of measuring performance in our industry.

With the assistance of its independent advisors, the Board reviewed performance analysis, in addition to the absolute performance measures analysis already discussed, to evaluate pay for performance that included:

•      Relative performance of multiple measures to its peers such as Total Shareholder Return, Relative Cash Cost, Aggregate Production Growth, and Cash Flow per Share/Revenue Per Share over 1, 3 and 5 year periods;

•      Analysis of executives at Yamana, and how they were compensated in relative terms to the comparator group for their respective performance according to the following performance measures: Total Shareholder Return, Relative Cash Cost, Aggregate Production Growth, and Cash Flow per Share/Revenue Per Share over 3 and 5 year periods.  It also ranked the total direct compensation for the top 3 executives of the Company. Based on the results, organizations were slotted into one of four quadrants:

•      Quadrant one: low performance and high total direct compensation;

•      Quadrant two: low performance and low total direct compensation;

•      Quadrant three: high performance and low total direct compensation; and

•      Quadrant four: high performance and high total incentive compensation.

The diagonal line in the graph below represents the optimal line upon which compensation percentiles accurately reflect performance for a company amongst its comparators. All of the performance measures yielded results in Quadrant Four, indicating significant pay for performance alignment.

To be more specific, the following table outlines the i) relative performance analysis measures and performance and ii) the pay-for-performance analysis measures and performance; both conducted by the Board for the evaluation of executive compensation.

Relative Performance Measure	Comments	Top Ranking (i.e. Fourth Quadrant or Top Quartile)
Total Shareholder Return

Combines share price appreciation and dividends paid to show total return to the shareholder and is defined as (ending share price minus beginning share price plus dividends paid) divided by beginning share price.

☒- Yes
Cash Cost per Gold Ounce

Includes all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining, processing and other plant costs, third-party refining and marketing expense, on-site general and administrative costs, royalties and mine production taxes, net of by-product revenues earned from all metals other than the primary metal produced at each unit.

☒- Yes
Aggregate Production Growth (Gold Ounces)

Indicates the amount of growth in production and is defined as the current gold equivalent ounces produced minus the previous gold equivalent ounces produced divided by the current gold equivalent ounces produced.

☒- Yes
Cash Flow / Revenue per Share	Indicates the total income generated by a company relative to the number of outstanding Common Shares.	☒- Yes

The comparative and relative analyses, along with specific corporate goal objectives, resulted in Yamana receiving top ranking. Across almost all measures, other than shorter term Total Shareholder Return, the pay for performance was aligned to the top quadrant. The Company considered shorter term Total Shareholder Return, including 3-year Total Shareholder Return, and concluded that while this did not align to the top quadrant, sufficient performance had been achieved across other measures, which aligned to the top quadrant. In contra distinction, 5-year Total Shareholder Return, along with all other measures, was in the top quadrant. The following pay-for-performance quadrant analysis of Yamana’s 5-year Total Shareholder Return is included for illustrative purposes.

Top Executives — Total Shareholder Return Analysis

5-year Relative TSR — Top Executives

In terms of Yamana’s TSR performance measure, relative to the Company’s comparator group it achieved top quartile and compensated its top executives in the top quartile. This places Yamana in the top quadrant of the pay-for-performance quadrant analysis, indicating a strong link between the Company’s performance and executive pay. In addition, had this graphical depiction been provided for all of the other performance measures including relative cash costs, aggregate production growth and cash flow per revenue, Yamana would be depicted in the top quadrant in each instance. The top quadrant is where a Company strives to be as it indicates that shareholders are obtaining higher returns and are compensating their top executives comparative to such returns, which contributes to retention in a highly competitive market.

Compensation and Risk Management

To ensure proper alignment to both the Compensation Philosophy and the expectations of regulatory organizations, Yamana’s Compensation Committee provided oversight of a review of the organization’s executive compensation plans to determine whether they incent inappropriate risk-taking behaviour. The Compensation Committee engaged GGA to conduct such review, independent of management. In addition, Yamana wanted to ensure that its compensation governance framework is consistent with good practice.

It was concluded that overall, Yamana is in line with standard principles and compensation practices. The comprehensive process undertaken to complete this review included:

Committee members met in camera, without management present.

•              Conducted one on one interviews with Board members and executives to best understand the organization’s views on compensation design, risk tolerances and how these two are/should be interrelated;

•              Reviewed all documented material relating to Yamana’s Board Governance process and compensation system;

•              Completed a review and analysis of the executive compensation program; and

•              Assessed Yamana’s business, compensation and governance framework against the FSB Principles for Sound Compensation Practices and Implementation Standards.

The Compensation Risk Review confirmed that Yamana’s executive compensation structure and design does not incentivize risk taking and aligns appropriately to standard principles and compensation practices. It was determined that the Company is not carrying inappropriate risk in its compensation practices and design. The Company does not emphasize short term performance indicators to result in short term goals. It includes in its performance indicators risk mitigation to ensure that functions such as sustainability and financial accountability remain a focus.

Sustainability, Health and Safety Risk Management

Yamana places adherence to sustainability, health and safety standards as a high priority. The performance of all Named Executive Officers is assessed by the board of directors throughout the year during specific business reviews and board committee meetings and regularly provide reports on strategy development; safety, health, and environmental results; business controls; and other areas pertinent to the general performance and sustainability of the Company.

Yamana works to protect the health and safety of all workers and incents it’s senior executives to focus and deliver on:

•              Creating a culture where health and safety is paramount and never compromised;

•              Ensuring strong results in the areas of safety, health and environment;

•              Monitoring and reporting health and safety performance;

•              Monitoring the corporation’s compliance with legislative, regulatory and corporation standards for environmental, health and safety practices and issues; and

•              Recognizing and reward responsible behaviour.

Audit, Financial Risk Management

Yamana also emphasizes financial risk management to allow the Company, as part of its normal operations, to manage and mitigate financial risk. Management continually monitors and evaluates levels of risk management activity, banking counterparty exposure and current mark-to-market of financial contracts. Management’s objective is to manage certain risks against adverse price movements in order to make revenues more predictable. Hedges may be established from time to time to protect cash flows, including when significant projects are being undertaken or where specific debt servicing requirements exist.

Summary Compensation Table

The following table provides information regarding compensation earned by each of the following executive officers of the Company: (a) the Chairman and Chief Executive Officer, (b) the Executive Vice President, Finance, and Chief Financial Officer and (c) the three most highly compensated executive officers other than the officers stated in (a) and (b) during the financial years ended December 31, 2008, 2009 and 2010 (the “Named Executive Officers”).

					Non-equity incentive
					plan compensation
				Option-	($) (1)
Name and principal position	Year	Salary ($) (1)	Share-based awards ($) (1) (2)	based awards ($) (3)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($) (1)		Total compensation ($) (1)
Peter Marrone	2010	1,290,807	3,977,858	Nil	3,880,233	Nil	728,279	103,949	(4)	9,981,125
Chairman and Chief Executive	2009	1,098,796	2,854,648	830,499	5,000,000	Nil	1,175,234	61,833	(4)	11,021,010
Officer	2008	939,082	2,409,754	Nil	2,269,541	Nil	734,311	46,723	(4)	6,399,411
Charles Main	2010	422,280	1,315,397	Nil	1,298,941	Nil	347,535	83,356		3,467,509
Executive Vice President,	2009	382,190	906,351	243,073	1,578,246	Nil	378,033	5,529		3,493,422
Finance, and Chief Financial Officer	2008	326,637	556,051	Nil	730,655	Nil	241,904	2,721		1,857,968
Ludovico Costa	2010	472,500	1,433,207	Nil	1,410,648	Nil	389,725	125,321		3,831,402
President and Chief Operating	2009	450,000	970,185	263,329	1,643,151	Nil	418,630	26,193		3,771,488
Officer (5)	2008	285,823	396,182	Nil	677,760	Nil	190,552	8,037		1,558,354
Darcy Marud	2010	275,000	1,027,860	Nil	1,011,850	Nil	270,658	35,088		2,620,456
Senior Vice President, Exploration	2009	275,000	713,944	202,561	1,150,206	Nil	285,041	35,088		2,661,840
	2008	275,000	41,217	Nil	133,238	Nil	100,898	35,088		585,441
Greg McKnight	2010	369,495	931,743	Nil	919,217	Nil	260,248	75,891		2,556,594
Senior Vice President,Business	2009	334,416	646,660	202,561	1,177,185	Nil	291,837	6,273		2,658,932
Development	2008	285,808	486,533	Nil	614,323	Nil	206,045	2,749		1,595,458
TOTALS	2010	2,830,082	8,686,065	Nil	8,520,889	Nil	1,996,445	423,605		22,457,086
	2009	2,540,402	6,091,788	1,742,023	10,548,788	Nil	2,548,775	134,916		23,606,692
	2008	2,112,350	3,889,737	Nil	4,425,517	Nil	1,473,710	95,318		11,996,632

(1)

All amounts in table are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2010 of Cdn$0.9946 = $1.00, on December 31, 2009 of Cdn$1.0466=$1.00, and on December 31, 2008 of Cdn$1.2246=$1.00, other than for Messrs. Costa and Marud who are paid cash compensation in US dollars.

(2)

Share-based award values have been calculated using the grant date fair value of such awards. Figures in this column represent RSUs, other than for Mr. Marrone for whom the figures represent DSUs. The 2010 figures represent the aggregate value of RSUs granted on June 17, 2010 (grant date fair value of Cdn$10.82) and January 10, 2011 (grant date fair value of Cdn$11.79). The 2009 figures represent the aggregate value of RSUs granted on May 12, 2009 (grant date fair value of Cdn$9.91) and December 18, 2009 (grant date fair value of Cdn$12.11). The 2008 figures represent the aggregate value of RSUs granted on June 23, 2008 (grant date fair value Cdn$14.46) and December 29, 2008 (grant date fair value of Cdn$14.46). For Mr. Marrone, the 2010 figure represents the aggregate value of DSU granted on June 17, 2010 (grant date fair value of Cdn$10.82) and January 10, 2011 (grant date fair value of Cdn$11.79). The 2009 figure represents the aggregate value of DSU granted on May 12, 2009 (grant date fair value of Cdn$9.91) and December 18, 2009 (grant date fair value of Cdn$12.11). The 2008 figure represents the aggregate value of DSUs granted on June 23, 2008 and December 29, 2008.

(3)

There were no Options granted for 2010. All Options for 2009 were granted on May 12, 2009 at a price of Cdn$9.91 ($9.47) per share, and expire on May 12, 2014. Options vest as to one-third on each of May 12, 2009, 2010 and 2011. The value of the option-based awards has been calculated using the Black-Scholes-Merton model.

(4)	Represents aggregate dollar value of dividends earned by Mr. Marrone during 2008, 2009 and 2010 on his DSUs (which are payable upon vesting) and perquisites.
(5)	Mr. Costa was appointed as President of the Company on September 1, 2009, upon the retirement of Antenor Silva as President of the Company.

Chairman and Chief Executive Officer Compensation

The following table shows the total compensation earned by the Chairman and Chief Executive Officer of the Company for the years ended December 31, 2008, 2009 and 2010.(1)

Year	Salary ($)	Annual Cash Bonus ($)	Share-based awards ($) (2)	Option-based awards ($) (3)	Pension value ($)	All other compensation ($)	Total ($)
2010	1,290,807	3,880,233	3,977,858	Nil	728,279	103,949	9,981,125
2009	1,098,796	5,000,000	2,854,648	830,499	1,175,234	61,833	11,021,010
2008	939,082	2,269,541	2,409,754	Nil	734,311	46,723	6,399,411

(1)

All amounts in table are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2010 of Cdn$0.9946 = $1.00, on December 31, 2009 of Cdn$1.0466=$1.00, and on December 31, 2008 of Cdn$1.2246=$1.00

(2)

The 2010 figure represents the aggregate value of DSUs granted on June 17, 2010 (grant date fair value of Cdn$10.82) and January 10, 2011 (grant date fair value of Cdn$11.79). The 2009 figure represents the aggregate value of DSUs granted on May 12, 2009 (grant date fair value of Cdn$9.91) and December 18, 2009 (grant date fair value of Cdn$12.11). The 2008 figure represents the aggregate value of DSUs granted on June 23, 2008 and December 29, 2008.

(3)

No Options were granted for 2010. Options for 2009 were granted on May 12, 2009 at a price of Cdn$9.91 ($9.47) per share, and expire on May 12, 2014. Options vest as to one-third on each of May 12, 2009, 2010 and 2011. The value of the option-based awards has been calculated using the Black-Scholes-Merton model.

The following table shows the number and value of Common Shares and DSUs held by the Chairman and Chief Executive Officer of the Company compared to the shareholding policy requirements for the Chief Executive Officer, which requires the Chief Executive Officer to hold Common Shares and/or DSUs of the Company equal in value to at least two times such officer’s base cash salary (which requirement must be met within three years of becoming Chief Executive Officer of the Company and must be maintained throughout such officer’s tenure as Chief Executive Officer):

Year	Value of Common Shares ($)(1)	Value of DSUs ($)(2)	Shareholding Requirements ($)	Shareholding Requirements Met
2010	12,843,582	11,448,628	2,581,614	Yes
2009	11,473,200	6,119,486	2,197,592	Yes
2008	9,804,400	1,853,533	1,878,164	Yes

(1)

The 2010 figure represents the aggregate value of 1,000,279 Common Shares calculated based on the market price of the Common Shares on the TSX on December 31, 2010 of Cdn$12.77 ($12.84, converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2010 of Cdn$0.9946 = $1.00), the 2009 figure represents the aggregate value of 1,000,279 Common Shares calculated based on the market price on December 31, 2009 of Cdn $12.00 ($11.47, converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2009 of Cdn$1.0466 = $1.00) and the 2008 figure represents the aggregate value of 1,270,000 Common Shares calculated based on the market price on December 31, 2008 of Cdn $9.45 ($7.72, converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2008 of Cdn$1.2246 = $1.00).

(2)

The 2010 figure represents the aggregate value of 891,684 DSUs calculated based on the market price of the Common Shares on the TSX on December 31, 2010 of Cdn$12.77 ($12.84, converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2010 of Cdn$0.9946 = $1.00), the 2009 figure represents the aggregate value of 533,521 DSUs calculated based on the market price on December 31, 2009 of Cdn $12.00 ($11.47, converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2009 of Cdn$1.0466 = $1.00) and the 2008 figure represents the aggregate value of 240,095 DSUs calculated based on the market price of the Common Shares on December 31, 2008 of Cdn$9.45 ($7.72, converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2008 of Cdn$1.2246 = $1.00).

Total Named Executive Officer Compensation

The following table shows the total compensation for the Named Executive Officers, as well as the total compensation as a percentage of net income and as a percentage of shareholder equity.

Year	Total Compensation for Named Executive Officers ($)	Total Compensation for Named Executive Officers as a Percentage of Net Income (%)	Total Compensation for Named Executive Officers as a Percentage of Shareholder Equity (%)
2010	22,457,086	5	0.31
2009	23,606,692	12	0.35
2008	11,996,632	3	0.18

Percentage of Total Named Executive Officer Compensation

The following table shows salary, short-term incentives and long-term incentives earned by each Named Executive Officer for the years ended December 31, 2008, 2009 and 2010 as a percentage of total direct compensation earned.

			Short-Term	Long-Term
Name and Principal Position	Year	Salary	Incentives	Incentives
		(as a % of Total Direct Compensation)
Peter Marrone	2010	14.1%	42.4%	43.5%
Chairman & Chief Executive Officer	2009	11.2%	51.1%	37.7%
	2008	16.7%	40.4%	42.9%
Charles Main	2010	13.9%	42.8%	43.3%
Executive Vice President, Finance, and Chief	2009	12.3%	50.7%	37.0%
Financial Officer	2008	20.2%	45.3%	34.5%
Ludovico Costa	2010	14.2%	42.5%	43.2%
President and Chief Operating Officer	2009	13.5%	49.4%	37.1%
	2008	19.4%	50.9%	29.7%
Darcy Marud	2010	11.9%	43.7%	44.4%
Senior Vice President, Exploration	2009	11.7%	49.1%	39.1%
	2008	61.2%	29.6%	9.2%
Greg McKnight	2010	16.6%	41.4%	42.0%
Senior Vice President, Business Development	2009	14.2%	49.9%	36.0%
	2008	20.6%	44.3%	35.1%
TOTALS	2010	14.1%	42.5%	43.4%
	2009	12.1%	50.4%	37.4%
	2008	20.1%	42.6%	37.4%

Incentive Plan Awards

The following table provides information regarding all incentive plan awards for each Named Executive Officer outstanding as of December 31, 2010.

Outstanding Share Awards and Option Awards

	Option-based Awards					Share-based Awards(4) (5)
Name	Number of securities underlying unexercised options (#)		Option exercise price ($) (3)	Option expiration date	Value of unexercised in-the-money options ($)(3) (4)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that havenot vested ($) (3) (6)
Peter Marrone	500,000	(1)	9.70	March 22, 2011	1,568,470	891,684	9,989,546
	410,000	(2)	9.96	May 12, 2014	1,178,966
Charles Main	250,000	(1)	9.70	March 22, 2011	784,235	165,684	1,802,908
	120,000	(2)	9.96	May 12, 2014	345,063
Ludovico Costa	75,000	(1)	9.70	March 22, 2011	235,270	175,421	1,899,698
	130,000	(2)	9.96	May 12, 2014	373,819
Darcy Marud	100,000	(2)		May 12, 2014	287,553	130,540	1,418,402

Greg McKnight	380,000	(1)	9.70	March 22, 2011	1,192,037	128,990	1,400,106
	100,000	(2)	9.96	May 12, 2014	287,553

(1)	Options vested upon grant in March 2006 (“2006 Stock Options”).
(2)	These Options were granted on May 12, 2009 (“2009 Options”) and vested as to one-third on May 12, 2009, 2010 and will vest as to one-third on May 12, 2011.
(3)	All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2010 of Cdn$0.9946 = $1.00.
(4)	Calculated based on the difference between the market price of the Common Shares on the TSX on December 31, 2010 of Cdn$12.77 ($12.84) and the Option exercise price.
(5)	The figures in these columns represent RSUs, other than for Mr. Marrone where they represent DSUs.
(6)

The value of all unvested share based awards reflected in this column has been calculated using the grant date fair value of such awards. Includes RSUs that were granted in 2010 at a grant date fair value of Cdn$10.82 ($10.87, based on the noon exchange rate reported by the Bank of Canada on December 31, 2010 of Cdn$0.9946 = $1.00) and Cdn$11.79 ($11.85, based on the noon exchange rate reported by the Bank of Canada on December 31, 2010 of Cdn$0.9946 = $1.00), respectively, RSUs that were granted in 2009 at a grant date fair value of Cdn$9.91 ($9.47, based on noon exchange rate reported by the Bank of Canada on December 31, 2009 of Cdn$1.0466 = $1.00) and Cdn$12.11 ($11.57, based on noon exchange rate reported by the Bank of Canada on December 31, 2009 of Cdn$1.0466 = $1.00), respectively, as well as RSUs that were granted in 2008 at a grant date fair value of Cdn$14.46 ($11.81 based on noon exchange rate reported by the Bank of Canada on December 31, 2008 of Cdn$1.2246 = $1.00). See “Long-Term Incentives — Restricted Share Unit Plan — Deferred Share Unit Plan” for details on how market value is to be calculated upon vesting.

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2010.

Value Vested or Earned under Incentive Plan Awards during 2010

Name	Option awards – Value vested during the year ($) (1) (2)	Share awards – Value vested during the year ($) (1) (3)	Non-equity incentive plan compensation – Value earned during the year ($) (1) (4)
Peter Marrone	248,710	Nil	3,880,233
Charles Main	72,793	576,576	1,298,941
Ludovico Costa	78,858	564,341	1,410,698
Darcy Marud	60,660	463,266	1,011,850
Greg McKnight	60,660	466,845	919,217

(1)	All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2010 of Cdn$0.9946 = $1.00.
(2)

The 2009 Stock Options vested as to one-third on May 12, 2010, and will vest as to one-third on of May 12, 2011. Calculated based on the market price of the Common Shares on May 12, 2010 of Cdn$11.72 ($11.78) less the exercise price of the vested Options multiplied by the number of vested Options.

(3)

Calculated by multiplying number of RSUs vested by the market price of Common Shares on vesting date. Mr. Marrone is the only Named Executive Officer that holds DSUs which do not vest until termination of employment.

(4)	Represents annual cash bonuses paid to the Named Executive Officers. See “Summary Compensation Table” above.

Pension Plan Benefits

During 2009, the Company implemented a market competitive defined contribution plan for executives including the Chief Executive Officer, effective January 1, 2009 (the “Executive Pension Plan” and the “CEO Pension Plan”).

CEO Defined Contribution Plan

The CEO Pension Plan is comprised of two elements: (i) the group registered retirement savings plan (“GRRSP”) and (ii) the non-registered retirement savings plan (“NRRSP”). Contributions are first made to the GRRSP up to the maximum amount allowable by the Canada Revenue Agency ($22,000 as of 2010), with any excess directed to the NRRSP. The CEO Pension Plan vests immediately. The Company contributes 20% of the Chief Executive Officer’s annual base salary and annual cash bonus to the CEO Pension Plan on an annual basis. The Chief Executive Officer is not required to contribute to the CEO Pension Plan. Special or one-time bonuses are not included in the calculation of the allocation. Annual cash bonuses are not considered a special one-time bonus. Contributions are deposited into the Chief Executive Officer’s individual retirement plan account. The Chief Executive Officer determines which investments his contributions are invested in from a selection of investment options available within the CEO Pension Plan (including stock of the Company) and the percentage to be invested in each option selected. The account value changes based on annual contributions and the cumulative growth or reduction in value of the money invested. The Company only guarantees it will make contributions to the account. The future benefits or income are not guaranteed. Future benefits fluctuate on the basis of investment earnings. The assets within the Chief Executive Officer’s individual retirement plan account determine retirement benefits.

Executive Defined Contribution Plan

The Executive Pension Plan is also comprised of two elements: (i) the group GRRSP and (ii) the NRRSP. Contributions are first made to the GRRSP up to the maximum amount allowable by the Canada Revenue Agency ($22,000 as of 2010), with any excess directed to the NRRSP. Participants outside of Canada only participate in the NRRSP. The Executive Pension Plan vests immediately. The Company contributes a percentage of a participant’s annual base salary (and annual cash bonus, if applicable) to the Executive Pension Plan on an annual basis. The percentage contribution entitlements are as outlined as follows: (1) President and Executive Vice Presidents or equivalent — 20% of annual base salary and cash bonus; (2) Senior Vice Presidents or equivalent — 20% of annual base salary and cash bonus; and (3) Vice Presidents or the equivalent — 15% of annual base salary.

Participants are not required to contribute to the Executive Pension Plan. Special or one-time bonuses are not included in the calculation of the allocation. Annual cash bonuses are not considered a special one-time bonus. Contributions are deposited into an individual retirement account for each Executive Pension Plan participant. Participants determine which investments their contributions are invested in from a selection of investment options available within the Executive Pension Plan (including stock of the company) and the percentage to be invested in each option selected. The account value changes based on annual contributions and the cumulative growth in value of the money invested. The Company only guarantees it will make contributions to the account. The future benefits or income are not guaranteed. Future benefits fluctuate on the basis of investment earnings. The assets within a participant’s individual retirement plan account determine retirement benefits.

Name	Accumulated value at start of year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value at year end ($)
Peter Marrone	1,909,545	728,279	—	2,637,824
Charles Main	619,937	347,535	—	967,472
Ludovico Costa	609,182	389,725	—	998,907
Darcy Marud	385,939	270,658	—	631,367
Greg McKnight	497,882	260,248	—	758,130

(1)	Values represent contributions made for 2008, 2009 and 2010.

Succession Planning

The Company has short-term contingency plans and longer-term succession plans in place for its Named Executive Officers. On an annual basis, the Chairman and Chief Executive Officer prepares a succession planning report and presents it to the Board for each Named Executive Officer. The Board is responsible for:

(a)    ensuring there is an orderly succession plan for the position of Chairman and Chief Executive Officer;

(b)    reviewing and approving the Chairman and Chief Executive Officer’s succession planning report for each Named Executive Officer;

(c)    ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the incumbent Chairman and Chief Executive Officer or any of the other Named Executive Officers; and

(d)    ensuring that the Chairman and Chief Executive Officer has a succession planning process in place for other members of senior management in key positions.

In identifying potential successors, the Chairman and Chief Executive Officers considers the Company’s future business strategy, the core skills and experiences required to carry out this strategy and the leadership abilities of individuals.  Where there are gaps in experience or skills of potential successors, the Chairman and Chief Executive Officer discusses developmental opportunities with the Board. The Board also ensures that the directors get to know the potential successors identified. They make presentations to the Board and are invited to Company functions where they can interact with directors more informally.

Termination and Change of Control Benefits

The Company, either directly or indirectly through a subsidiary, has employment agreements with each of its Named Executive Officers which provide for payments to each Named Executive Officer in connection with termination and change of control of the Company, as described in the table below.

Name	Notice Period	Severance	Benefits	Stock Options(1)	RSU	DSU(1)
Peter Marrone	3 months	3 times highest annual salary and bonus(2), plus premium for change of control	Comparable to current benefits for a period of three years	Hold for balance of option term or receive cash for unexercised options based on formula (regardless of vesting)(2)	N/A	Immediate vesting (2)
Charles Main	90 days	24 months salary plus unused vacation(3)(5) or 2 times sum of salary plus highest bonus during prior 12 months(4)	Comparable to those provided to other executives until earlier of new employment and 24 months(3)(5)	Immediate vesting, exercisable for 24 months(3)(5)	Immediate vesting(1)(3)(5)	N/A
Ludovico Costa	90 days	24 months salary plus unused vacation(3)(5) or 2 times sum of salary plus highest bonus during prior 12 months(4)	Comparable to those provided to other executives until earlier of new employment and 12 months(3)(5)	Immediate vesting, exercisable for 24 months(3)(5)	Immediate vesting(1)(3)(5)	N/A
Darcy Marud (7)	6 months	18 months salary(3) or 24 months salary(6), plus two-year average of other cash or cash equivalent awards under any bonus plans plus prorated bonus for year of termination(3)(6)

Choice of continued contribution until earlier of one month after new employment and one month after eligible for Medicare or lump sum equal to aggregate cost to Company of employee benefits for 24 months(3) or 36 months(6) in addition to payment of post-retirement medical care payments and allowance for outplacement services equal to 15% of salary

				Pursuant to plan provisions(1)(3)(6)	Pursuant to plan provisions (1)(3)(6)	N/A
Greg McKnight	90 days	24 months salary plus unused vacation(3)(5) or 2 times sum of salary plus highest bonus during prior 12 months(4)	Comparable to those provided to other executives until earlier of new employment and 24 months(3)(5)	Immediate vesting, exercisable for 24 months(3)(5)	Immediate vesting(1)(3)(5)	N/A

(1)	See section entitled “Share Incentive Plan”, “Restricted Share Unit Plan” or “Deferred Share Unit Plan”, as applicable.
(2)	Upon termination for any reason other than cause (including a change of control).
(3)

Upon termination for any reason other than cause (excluding a change of control other than as noted in footnotes 5 and 6); and other than retirement in the case of Mr. Marud’s employment agreement (see footnote 7 below). In the case of Mr. Marud, under this scenario he is also entitled to a lump sum amount equal to 18 times monthly vehicle allowance and either lump sum amount equal to 1.5 times then current maximum annual executive reimbursement amount or continued reimbursement of annual execute benefit reimbursements up to then current maximum allowable for 24 months.

(4)	Inclusion of bonus, only upon termination on a change of control.
(5)	Upon termination for any reason other than cause after six months following a change of control.

(6)

Upon termination for any reason other than cause after two years following a change of control.  Under this scenario, Mr. Marud, whose contract has continued with Meridian since Yamana’s acquisition of Meridian in 2007, is also entitled to reimbursement of reasonable financial advisor/consultant fees for 6 months; lump sum amount equal to 24 times monthly vehicle allowance; and either lump sum amount equal to 2 times then current maximum annual executive reimbursement amount or continued reimbursement of annual executive benefit reimbursements up to then current maximum allowable for 36 months.

(7)

In the case of Mr. Marud, upon a termination of his employment resulting from retirement, he is entitled to an amount equal to his pro-rated salary, bonus and other amounts earned but not yet paid as of the date of termination.

Other than as described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that result in payments to the Named Executive Officer at, following or in connection with any termination, resignation, retirement, change of control of the Company or a change in responsibilities.

Change of Control Provisions

Under the terms of the employment contracts of Messrs. Main, McKnight and Costa, a change of control means the occurrence of any one or more of the following events: (i) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of its affiliates and another corporation or other entity, as a result of which the holders of Common Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction; (ii) the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of Yamana and/or any of its subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of Yamana and its subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of Yamana in the course of a reorganization of the assets of Yamana and its subsidiaries; (iii) a resolution is adopted to wind up, dissolve or liquidate Yamana; (iv) any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of voting securities of Yamana which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Canada Business Corporations Act) to cast or to direct the casting of 20% or more of the votes attached to all of Yamana’s outstanding voting securities which may be cast to elect directors of Yamana or the successor corporation (regardless of whether a meeting has been called to elect directors); (v) as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving Yamana or any of its affiliates and another corporation or other entity, the nominees named in the most recent management information circular of Yamana for election to the Board shall not constitute a majority of the Board; or (vi) the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

Under the terms of Mr. Marrone’s employment contract, a change of control means: (i) any event as a result of or following which any person, or any person together with its affiliates, beneficially owns or exercises control or direction over, voting securities of Yamana or a successor thereto carrying 20% or more of the votes attached to all voting securities then outstanding; or (ii) the approval by the shareholders of Yamana of all necessary resolutions required to permit any person, any persons acting in concert, or any person together with its affiliates to beneficially own or exercise control or direction over, voting securities of Yamana or a successor thereto carrying 20% or more of the votes attached to all voting securities then outstanding, even if the securities have not yet been issued to or transferred to that person; or (iii) the sale to a person who is not affiliated with Yamana within the meaning of the Canada Business Corporations Act of assets of Yamana at a price greater than or equal to 25% of the net assets of Yamana, as shown on a consolidated balance sheet for Yamana at the end of the last completed financial quarter of the then-current financial year, or as at the end of the last completed financial year if the sale occurs during the first quarter of a financial year; or (iv) the approval by the shareholders of Yamana of all necessary resolutions required to permit the sale to a person who is not affiliated with Yamana within the meaning of the Canada Business Corporations Act of all or substantially all of the assets of Yamana; or (v) in the event Yamana: (a) becomes insolvent or generally not able to pay its debts as they become due; (b) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors; (c) institutes or has instituted against it any proceeding seeking (A) to adjudicate it as bankrupt or insolvent, (B) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan or compromise or arrangement or other corporate proceeding involving or affecting its creditors, or (C) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its properties and assets, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of thirty (30) days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs; or (d) takes any corporate action to authorize any of the above actions.

Mr. Marud’s employment contract survived the acquisition of Meridian Gold Inc.  Under the terms of Mr. Marud’s employment contract, a change of control means the completion of: (a) a sale, transfer or other disposition of all or substantially all of the property or assets of the Company other than to an affiliate, within the meaning of Rule 405 of Regulation C adopted under the United States Securities Act of 1933, as amended; (b) a merger or consolidation of the Company other than with an affiliate; (c) any change in the holding, direct or indirect, of shares in the capital of the Company as a result of which a person, or a group of persons or persons acting jointly or in concert, or persons associated or affiliate with any such person or group within the meaning of section 13(d)(3) of the United States Securities Exchange Act of 1934, as amended, are in a position to exercise effective control of the Company, provided that for the purposes of the employment agreement a person or group of persons holding shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitled the holders thereof to case more than thirty percent (30%) of the votes attaching to all shares in the capital of the company which may be cast to elect directors of the Company shall be deemed to be in a position to exercise effective control of the Company, and further provided that at the time of such acquisition, no other person or group of persons shall hold securities entitled to more than thirty percent (30%) of such votes; or (d) the incumbent directors no longer constitute at least a majority of the Board at or prior to the conclusion of the first twelve (12) months from the date that the change of control took place.

Estimated Incremental Payment on Termination

The following tables provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers on a termination without cause, assuming a triggering event occurred on December 31, 2010.

Name	Multiple	Base Salary Value ($) (1)	Bonus Value ($) (1)	Benefits Value ($) (1)	Total ($) (1)
Peter Marrone	3	3,872,921	11,640,699	25,000	15,538,120
Charles Main	2	844,560	—	6,000	850,560
Ludovico Costa	2	945,000	—	10,000	955,000
Darcy Marud	1.5	412,500	1,621,542	135,000	2,169,042
Greg McKnight	2	738,990	—	6,000	744,990
TOTALS	—	6,813,471	13,262,241	182,000	20,257,712

(1)	All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange reported by the Bank of Canada on December 31, 2010 of Cdn$0.9946 = $1.00.

Name	DSU/RSU Value ($) (1) (2)
Peter Marrone	11,448,627
Charles Main	2,127,272
Ludovico Costa	2,252,288
Darcy Marud	1,676,046
Greg McKnight	1,656,145
TOTALS	19,160,378

(1)

All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2010 of Cdn$0.9946 = $1.00. The values of the RSUs and DSUs have been calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of Cdn$12.77 ($12.84).

(2)	Represents RSUs, other than in the case of Mr. Marrone who holds DSUs.

Estimated Incremental Payment on Change of Control

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers on a change of control, assuming a triggering event occurred on December 31, 2010.

Name	Multiple	Base Salary Value ($) (1)	Bonus Value ($) (1)	Benefits Value ($) (1)	Total ($) (1)
Peter Marrone	3.25	4,195,123	12,610,757	—	16,805,880
Charles Main	2	844,560	2,597,882	—	3,442,442
Ludovico Costa	2	945,000	2,821,296	—	3,766,296
Darcy Marud	2	433,125	2,023,700	173,000	2,629,825
Greg McKnight	2	738,990	1,838,434	—	2,577,424
TOTALS	—	7,156,798	21,892,069	173,000	29,221,867

(1)	All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2010 of Cdn$0.9946 = $1.00.

Name	DSU/RSU Value ($) (1) (2)
Peter Marrone	11,448,627
Charles Main	2,127,272
Ludovico Costa	2,252,288
Darcy Marud	1,676,046
Greg McKnight	1,656,145
TOTALS	19,160,378

(1)

All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2010 of Cdn$0.9946 = $1.00. The values of the RSUs and DSUs have been calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of Cdn$12.77 ($12.84).

(2)	Represents RSUs, other than in the case of Mr. Marrone who holds DSUs.

Director Compensation

The Board meets annually to review the adequacy and form of directors’ compensation. For 2010, each non-executive director of the Company, other than Mr. Silva, was paid: an annual retainer fee of $155,000, paid quarterly of which two-thirds ($103,333) was payable in cash and one-third ($51,667) was payable by the grant of DSUs; (ii) meeting fees of $2,000 per meeting for each Board meeting attended, $2,000 per meeting for each Audit Committee meeting and each Compensation Committee meeting attended, respectively, $1,500 per meeting for each Corporate Governance and Nominating Committee meeting and each Sustainability Committee meeting attended, respectively, and (iii) $2,000 per diem when consulting at a mine site. The Chairman of each of the Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and Sustainability Committee was paid an annual retainer of $15,000, $15,000, $10,000 and $10,000, respectively. The Lead Director received an additional fee of $25,000.

During the financial year ended December 31, 2010, an aggregate of $1,358,900 was paid in cash to the non-executive directors of the Company (excluding Mr. Silva).

As Mr. Silva was the President of the Company until his retirement effective September 1, 2009, at which time Mr. Costa took over as President of the Company. Mr. Silva was not paid an annual retainer or other Board fees during 2009 or 2010, in connection with his role as a director of the Company and, is therefore, not listed in the tables that follow in this director compensation section.  Mr. Silva was paid an aggregate of Cdn$500,000 in consulting fees for 2010 under the terms of a consulting agreement entered into with the Company as of September 1, 2009, in connection with providing operating and technical consulting services to the Company, which compensation did not relate to his role as a director of the Company.  Pursuant to the terms of Mr. Silva’s consulting contract, Mr. Silva is entitled to a consulting fee is Cdn$41,666 per month. The consulting agreement between the Company and Mr. Silva expired on February 28, 2011.

During 2010, the directors’ annual compensation plan mix consisted of retainer and Board attendance fees inclusive of partial payments in DSUs to maintain Board alignment with shareholder interests and allow Board members to be rewarded for the longer-term growth of the Company that they help to create.

Director Compensation Table

The following table provides information regarding compensation paid to the Company’s directors (other than the Named Executive Officers who are not compensated as directors) during the financial year ended December 31, 2010.

Name	Fees earned ($)	Share awards ($) (1) (2)	Option awards ($) (1) (2)	Non-equity incentive plan compensation ($)	All other compensation ($) (3)	Total ($)
Patrick J. Mars Ontario, Canada Age: 70 Areas of Expertise: Finance and Sustainability	188,833	52,521	Nil	Nil	4,839	246,193
John Begeman South Dakota, United States Age: 56 Areas of Expertise: Sustainability and Mining	142,333	52,521	Nil	Nil	4,839	199,693

Name	Fees earned ($)	Share awards ($) (1) (2)	Option awards ($) (1) (2)	Non-equity incentive plan compensation ($)	All other compensation ($) (3)	Total ($)
Alexander Davidson Ontario, Canada Age: 59 Areas of Expertise: Sustainability and Mining	127,333	52,521	Nil	Nil	4,227	184,081
Richard Graff Colorado, United States Age: 64 Areas of Expertise: Accounting and Financial Reporting	159,833	52,521	Nil	Nil	839	213,193
Robert Horn British Columbia, Canada Age: 68 Areas of Expertise: Sustainability and Mining	140,333	52,521	Nil	Nil	4,839	197,693
Nigel Lees Ontario, Canada Age: 67 Areas of Expertise: Finance	166,333	52,521	Nil	Nil	839	219,693
Juvenal Mesquita Filho São Paulo, Brazil Age: 61 Areas of Expertise: Finance	136,833	52,521	Nil	Nil	772	190,126
Carl Renzoni Ontario, Canada Age: 72 Areas of Expertise: Finance and Mining	150,833	52,521	Nil	Nil	4,839	208,193
Dino Titaro Ontario, Canada Age: 59 Areas of Expertise: Finance, Sustainability and Mining	147,833	52,521	Nil	Nil	4,839	205,193

(1)	All amounts in table shown in United States dollars have been converted from Canadian dollars based on the exchange rate reported by the Bank of Canada on December 31, 2010 of Cdn$0.9946 = $1.00.
(2)

The value of all granted share based awards reflected in this column has been calculated using the grant date fair value of such awards and converted into United States dollars in accordance with footnote (1) above. See “Long-Term Incentives — Restricted Share Unit Plan — Deferred Share Unit Plan” for details on how market value is to be calculated upon vesting.

(3)	Includes fees paid for mine site visits as well as amounts earned in dividends on DSUs.

Set forth below is a detailed breakdown of the components that make up the cash portion of compensation for directors (other than the Named Executive Officers who are not compensated in their capacity as directors) for the financial year ended December 31, 2010.

Name	Board Annual Retainer ($)		Committee Chair Retainer ($)	Aggregate Board Attendance Fee ($)	Aggregate Committee Attendance Fee ($)	Total Fees Paid in Cash ($)
Patrick J. Mars	128,333	(1)	10,000	26,000 (based on 13 Board meetings attended)	24,500 (based on 14 committee meetings attended)	188,833
John Begeman	103,333		10,000	26,000 (based on 13 Board meetings attended)	3,000 (based on 2 committee meetings attended)	142,333
Alexander Davidson	103,333		N/A	24,000 (based on 12 Board meetings attended)	Nil (2) (based on 1 committee meeting attended)	127,333
Richard Graff	103,333		15,000	26,000 (based on 13 Board meetings attended)	15,500 (based on 8 committee meetings attended)	159,833
Robert Horn	103,333		N/A	26,000 (based on 13 Board meetings attended)	11,000 (based on 6 committee meetings attended)	140,333
Nigel Lees	103,333		15,000	26,000 (based on 13 Board meetings attended)	20,000 (based on 10 committee meetings attended)	164,333
Juvenal Mesquita Filho	103,333		N/A	26,000 (based on 13 Board meetings attended)	7,500 (based on 5 committee meetings attended)	136,833
Carl Renzoni	103,333		N/A	26,000 (based on 13 Board meetings attended)	21,500 (based on 12 committee meetings attended)	150,833
Dino Titaro	103,333		N/A	26,000 (based on 13 Board meetings attended)	18,500 (based on 11 committee meetings attended)	147,833

(1)	Includes additional Cdn$25,000 fee for acting as Lead Director.
(2)	Mr. Davidson attended one Sustainability Committee meeting as a guest prior to his appointment to such committee and was not paid an attendance fee for such meeting.

Incentive Plan Awards for Directors

The following table provides information regarding the incentive plan awards for each director (who is not also a Named Executive Officer) outstanding as of December 31, 2010. Yamana reviewed its compensation philosophy for Directors to add to the compensation plan mix, and to improve alignment with shareholder interests. Yamana, from time to time, grants stock options in accordance with the Company’s Share Incentive Plan to its Directors, in addition to retainers, meeting attendance fees, and DSUs. The provision of DSUs and stock options as part of the Directors’ annual compensation helps to maintain Board alignment with shareholder interests and also allows Board Members to be rewarded for the longer-term growth of Yamana they help to create.

Outstanding Share Awards and Options Awards

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#) (1)	Option exercise price (2)	Option expiration date	Value of unexercised in-the- money options (2) (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (2) (4)
Patrick J. Mars	125,000	9.70	March 22, 2011	392,117	13,900	142,250
	8,000	12.49	May 29, 2014	2,815
John Begeman	8,000	12.49	May 29, 2014	2,815	13,900	142,250
Alexander Davidson	8,000	12.17	December 18, 2014	5,309	5,179	57,099
Richard Graff	8,000	12.49	May 29, 2014	2,815	13,900	142,250
Robert Horn	8,000	12.49	May 29, 2014	2.815	13,900	142,250
Nigel Lees	55,000	9.70	March 22, 2011	172,532	13,900	142,250
	8,000	12.49	May 29, 2014	2,815
Juvenal Mesquita Filho	350,000 60,000	9.70 3.46	March 22, 2011 March 11, 2014	1,097,929 562,839	12,993	129,452
	140,000	3.71	May 12, 2015	1,278,102

	8,000	12.49	May 29, 2014	2,815
Carl Renzoni	8,000	12.49	May 29, 2014	2,815	13,900	142,250
Dino Titaro	125,000	9.70	March 22, 2011	392,117	13,900	142,250
	8,000	12.49	May 29, 2014	2,815

(1)	One-third of the Options having an expiry date of May 29, 2014 vested on grant on May 29, 2009, one-third vested on May 29, 2010 and one-third will vest on May 29, 2011.
(2)	All amounts are shown in United States dollars and have been converted from Canadian dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2010 of Cdn$0.9946 = $1.00.
(3)	Calculated based on the difference between the market price of the Common Shares on the TSX on December 31, 2010 of Cdn$12.77 ($12.84) and the Option exercise price.
(4)

The value of all unvested share-based awards reflected in this column has been calculated using the grant date fair value of such awards and converted into United States dollars in accordance with footnote (2) above. The grant date fair value of the May 29th awards was Cdn$12.42 ($12.49) and the grant date fair value of the December 18 award was Cdn$12.11 ($12.18). See “Long-Term Incentives — Restricted Share Unit Plan — Deferred Share Unit Plan” for details on how market value is to be calculated upon vesting.

The following table provides information regarding the incentive plan awards for each director (who is not a Named Executive Officer) vested or earned during the year ended December 31, 2010.

Value Vested or Earned During under Incentive Plan Awards during 2010

Name	Option awards – Value vested during the year ($) (1)	Share awards – Value vested during the year ($) (2)	Non-equity incentive plan compensation – Value earned during the year ($)
Patrick J. Mars	Nil	Nil	Nil
John Begeman	Nil	Nil	Nil
Alexander Davidson	Nil	Nil	Nil
Richard Graff	Nil	Nil	Nil
Robert Horn	Nil	Nil	Nil
Nigel Lees	Nil	Nil	Nil
Juvenal Mesquita Filho	Nil	Nil	Nil
Carl Renzoni	Nil	Nil	Nil
Dino Titaro	Nil	Nil	Nil

(1)

Value calculated based on the difference between the option exercise price and the closing price of the Common Shares on the TSX on the vesting date.  One-third of the Options granted on May 29, 2009 vested on the grant date, one-third vested on May 29, 2010 and one-third will vest on May 29, 2011.

(2)	No outstanding share awards of the Company have yet vested as DSUs vest upon termination of position.

Director Investment Requirements

The Board has implemented a policy that requires each non-executive director of the Company to hold Common Shares or DSUs equal in number to a minimum of the amount of the annual retainer payable to each non-executive director of the Company. This requirement is to be attained within three years of the implementation of this policy or within three years of becoming a director of the Company, as applicable, and must be maintained throughout their tenure as a director. During 2010, the Corporate Governance and Nominating Committee discussed and evaluated whether such director investment requirements should be increased and concluded that the current requirements are sufficient to align the interests of the directors with shareholders interests.

See “Director Compensation” and “Election of Directors” above for details regarding security holdings of the Company’s directors.

The following table provides information regarding the shareholdings for each non-executive director compared to such director’s minimum shareholding requirements for the financial year ended December 31, 2010.

Non-Executive Director Share Ownership Comparison to Policy Requirements for Year Ended December 31, 2010

Director	Director Since	Number of Common Shares Held and Value (#/$) (2) (3)	Number of DSUs Held and Value (#/$) (2) (4)	Director Shareholdings ($) (1) (2)	Shareholding Requirements Met
Patrick J. Mars	August 16, 2001	25,000/321,000	13,900/178,476	499,476	Yes

John Begeman	May 2, 2007	10,170/130,583	13,900/178,476	309,059	Yes

Alexander Davidson	August 31, 2009	Nil	5,179/66,498	66,498	No(5)

Richard Graff	October 16, 2007	3,325/42,693	13,900/178,476	221,169	Yes

Robert Horn	October 16, 2007	4,060/52,130	13,900/178,476	230,606	Yes

Nigel Lees	June 16, 2005	15,000/192,600	13,900/178,476	371,076	Yes

Juvenal Mesquita Filho	July 31, 2003 to October 16, 2007; May 14, 2008	132,000/1,694,880	12,993/166,830	1,861,710	Yes

Carl Renzoni	October 16, 2007	13,644/175,189	13,900/178,476	353,665	Yes

Dino Titaro	August 5, 2005	10,000/128,400	13,900/178,476	306,876	Yes

(1)

The minimum requirement is to hold Common Shares and DSUs equal in value to the director’s annual retainer and, therefore, will fluctuate yearly based on annual retainer changes. For the year-ended December 31, 2010, the annual retainer for each director was Cdn$155,000 ($155,842). New directors have three years to meet the minimum investment requirement.

(2)	All dollar amounts converted to United States dollars based on the noon exchange rate reported by the Bank of Canada on December 31, 2010 of Cdn$0.9946 = $1.00.
(3)	Calculated based on the closing price of the Common Shares on the TSX on December 31, 2010 of Cdn$12.77 ($12.84).
(4)

The value of all DSUs held has been calculated using the grant date fair value of such awards and converted into United States dollars in accordance with footnote 2. The May 29th awards had a grant date fair value of Cdn$12.42 ($12.49) and the December 18th award had a grant date fair value of Cdn$12.11 ($12.17).

(5)	Mr. Davidson has been a director since August 31, 2009 and therefore has until August 31, 2012 to meet the minimum share ownership requirements.

CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) sets out best practice guidelines for effective corporate governance. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance.  National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, specified disclosure of the corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders.  The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.  The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required.  Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been designed to be in compliance with applicable Canadian, United States and United Kingdom requirements and best practices.  The Company continues to monitor developments in Canada, the United States and United Kingdom with a view to keeping its governance policies and practices current.

The Board has considered the Governance Guidelines and believes that its approach to corporate governance is appropriate and works effectively for the Company and its shareholders.

Although, as a regulatory matter, the majority of the corporate governance listing standards of the New York Stock Exchange (the “NYSE Standards”) are not applicable to the Company, the Company has corporate governance practices that are for the most part compliant with NYSE Standards.  Details of the Company’s corporate governance practices compared to NYSE Standards are available for review on the Company’s website at www.yamana.com.

The following is a description of the Company’s corporate governance practices which has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.  See “Corporate Governance and Nominating Committee.”

The Board of Directors

The Board is currently comprised of Peter Marrone (Chair), Patrick Mars (Lead Director), Nigel Lees, Juvenal Mesquita, Antenor Silva, Dino Titaro, John Begeman, Robert Horn, Richard Graff, Carl Renzoni and Alexander Davidson.  Nine out of the eleven Board members are independent within the meaning of the Governance Guidelines.  Messrs. Marrone and Silva are not independent. Mr. Marrone is the Chairman and Chief Executive Officer of the Company and Mr. Silva was President of the Company within the past three years.

The Board holds regularly scheduled meetings and has a policy that every Board meeting shall be held without management attendance, unless required in the context of the meeting.

To facilitate the functioning of the Board independently of management, the following structures and processes are in place:

•                  a Lead Director has been elected;

•                  there are no members of management on the Board, other than the Chairman and Chief Executive Officer of the Company;

•                  under the by-laws of the Company, any two directors may call a meeting of the Board;

•                  the Chairman and Chief Executive Officer’s compensation is considered by the Compensation Committee at least once a year;

•                  in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate; and

•                  the Board policy is to hold in-camera meetings with the independent directors at the end of each Board or committee of the Board meeting.

The Chairman of the Board (Mr. Marrone) is not an independent director. The role of the Company’s Chairman of the Board is to chair all meetings of the Board in a manner that promotes meaningful discussion, and to provide leadership to the Board to enhance the Board’s effectiveness in meeting its responsibilities.  The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; working together with the Corporate Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on at least an annual basis.  The Chairman also acts as a liaison between the Board and other members of management to ensure that the relationship between the Board and management is professional and constructive and ensures that the allocation of responsibilities and the boundaries between Board and management are clearly understood.

Independent Lead Director

The Lead Director (Mr. Mars) is an independent director appointed by the full Board.  The Lead Director’s primary focus is to provide leadership for the independent directors and to ensure that the Board’s agenda enables it to successfully carry out its duties.  He chairs all of the independent director meetings.  The Lead Director ensures that the responsibilities of the Board are well understood and respected by both the Board and management.  While undertaking his responsibilities, the Lead Director works closely with, and in an advisory capacity to, the Chairman and Chief Executive Officer of the Company.

The Lead Director’s responsibilities include, without limitation, ensuring that the Board is aware of its obligations to the Company and its shareholders; acting as a liaison between management and the Board to ensure the relationships between the Board and management are conducted in a professional and constructive manner; providing support to the Corporate Governance and Nominating Committee in developing director criteria and potential candidates to be recommended for appointment to the Board and ensuring an adequate orientation and training program for new Board members; reviewing director conflict of interest issues as they arise; ensuring that the Board has a process for assessing the performance of the Chairman and Chief Executive Officer of the Company and ensuring that appropriate succession, development and compensation plans are in place for senior management; ensuring that meetings of the independent directors are scheduled regularly, chair such meetings and report the results of such meetings to the Chairman and Chief Executive Officer of the Company; and receiving and determining appropriate action on any communications from shareholders or other stakeholders that are addressed to the independent directors of the Board.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual meeting of the Company’s shareholders.  Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time.  During the financial year ended December 31, 2010, the Board met 13 times and held an in-camera meeting at the end of each Board meeting without members of the management present, the Audit Committee met 7 times, the Compensation Committee met 4 times, the Corporate Governance and Nominating Committee met 5 times and the Sustainability Committee met 2 times.

The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2010.

	Board (13 meetings)		Audit Committee (7 meetings)		Compensation Committee (4 meetings)		Corporate Governance and Nominating Committee (5 meetings)		Sustainability Committee (2 meetings)
Director	Number	%	Number	%	Number	%	Number	%	Number	%
Peter Marrone(1)	13	100	—	—	—	—	—	—	—	—
Patrick Mars	13	100	7	100			5	100	2	100
John Begeman	13	100	—	—	—	—	—	—	2	100

	Board (13 meetings)		Audit Committee (7 meetings)		Compensation Committee (4 meetings)		Corporate Governance and Nominating Committee (5 meetings)			Sustainability Committee (2 meetings)
Director	Number	%	Number	%	Number	%	Number		%	Number	%
Alexander Davidson	12	92	—	—	—	—	—		—	1	Nil	(2)
Richard Graff	13	100	7	100	—	—	1	(3)	—	—	—
Robert Horn	13	100	—	—	4	100	—		—	2	100
Nigel Lees	13	100	6	86	4	100	—		—	—	—
Juvenal Mesquita Filho	13	100	—	—	—	—	5		100	—	—
Carl Renzoni	13	100	7	100			5		100
Antenor Silva(1)	13	100	—	—	—	—	—		—	—	—
Dino Titaro	13	100	—	—	4	100	5		100	2	100
Overall Attendance Rate		99%		97%		100%			100%		75%

(1)	Messrs. Marrone and Silva were not members of any committee of the Board during the financial year ended December 31, 2010.
(2)

Mr. Davidson was appointed to the Sustainability Committee on May 5, 2010. He attended one Sustainability Committee meeting as a guest prior to his appointment, and was unable to attend the meeting held later in the year following his appointment.

(3)	Mr. Graff attended one Corporate Governance and Nominating Committee meeting as an invited guest, and not as a member.

Directors’ Attendance Policy

Directors of the Company are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting), and to remain in attendance for the duration of the meeting.  Where a director’s absence from a meeting is unavoidable, the director will, as soon as practicable after the meeting, contact the Chairman and Chief Executive Officer or the Corporate Secretary for a briefing on the substantive elements of the meeting.

Directors who are resident in Canada and the United States and are unable to attend at least 75% of regularly scheduled Board and/or committee meetings are, subject to exceptional circumstances, expected to tender their resignations from the Board to the Chair of the Corporate Governance and Nominating Committee.  Directors who are resident outside of Canada or the United States and are unable to attend at least 60% of regularly scheduled Board and/or committee meetings are expected to tender their resignations from the Board to the Chair of the Governance and Nominating Committee.  The distinction in attendance policy between directors resident in North America and those not resident in North America allows the Board to attract candidates who can add substantial value to the Company but who have significant travel burdens.

Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by the Company’s directors in other public companies. Other than as set forth below under “Interlocking Directorships”, no director of the Company serves on the board of any other public company with any other director of the Company.

Director	Other Public Company Directorships	Other Public Company Committee Appointments
Peter Marrone	MBAC Fertilizer Corp. (since December 24 2009)	Compensation (Chair)

Patrick J. Mars	Aura Minerals Inc. (since January 2006) Carpathian Gold Inc. (since January 2003) SAGE Gold Inc. (since October 2002) Selwyn Resources Ltd. (since August 2005)	Audit, Nominating and Corporate Governance Audit, Corporate Governance, Compensation Audit (Chair), Compensation Corporate Governance, Compensation

John Begeman	Avion Gold Corporation (since September 2008) Valencia Ventures Inc. (since June 2008) Premier Goldmines Limited (since May 2006)	- - Audit (Chair)

Alexander Davidson

Namakwa Diamonds Limited (since December 2007)

Capital Drilling Ltd. (since May 2010)

Kobex Minerals Inc. (since November 2009)

Noront Resources Ltd. (since September 2009)

MBAC Fertilizer Corp. (since January 2010)

Safety, Health and Environment Safety, Health and Environment, Audit Compensation Compensation Compensation, Audit

Richard Graff	Dynamic Materials Corporation (since June 2007) Alacer Gold Corp. (formerly Anatolia Minerals Development Limited) (since July 2008)	Audit (Chair) Audit (Chair), Compensation

Nigel Lees	SAGE Gold Inc. (since December 2003) Kenna Capital Corp. (since March 2007)	- Audit

Juvenal Mesquita Filho	Cascadero Coper Corp. (since November 2008)	-

Carl Renzoni	Copper Mountain Mining Corp. (since March 2008)	Corporate Governance (Chair), Audit

Antenor Silva	MBAC Fertilizer Corp. (since December 24 2009)	-

Dino Titaro	Carpathian Gold Inc. (since January 2003) Royal Coal Corporation (since August 25 2010)	- -

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company’s Audit Committee after taking into consideration factors including, but not limited to, these directors’ financial expertise, overall attendance and other commitments.

Interlocking Directorships

The following table provides details regarding directors of the Company who served together as directors on the boards of other public companies.

Director	Other Public Company Directorships	Other Public Company Committee Appointments
Patrick Mars Dino Titaro	Carpathian Gold Inc.	Nil

Nigel Lees Patrick Mars	SAGE Gold Inc.	Nil

Peter Marrone Alexander Davidson Antenor Silva	MBAC Fertilizer Corp.	Compensation

Loans to Directors and Executive Officers

The Company does not make personal loans or extensions of credit to its directors or executive officers.  There are no loans outstanding from the Company to any of its directors or executive officers.

Retirement Policy for Directors

The Company has implemented a retirement policy for its directors which provides for mandatory retirement of any director upon reaching the age of 75.

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company; and to act with a view towards the best interests of the Company.  In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•                  the strategic planning process of the Company;

•                  identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

•                  succession planning, including appointing, training and monitoring senior management;

•                  a communications policy for the Company to facilitate communications with investors and other interested parties; and

•                  the integrity of the Company’s internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors.  The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee.

Through the Compensation Committee, the Board has established and maintains an appropriate succession plan which identifies the potential short-term and longer-term successors to the Chief Executive Officer of the Company and the executive management positions in the Company.

A copy of the charter of the Board, setting out its mandate, responsibilities and the duties of its members is attached hereto as Schedule “A” to this management information circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board, the Lead Director and the Chairman of each committee of the Board.  The Board, together with the Chief Executive Officer, has also developed a written role statement for each of the Chief Executive Officer and Chief Financial Officer.

Orientation and Continuing Education

The Corporate Governance and Nominating Committee is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.  Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible in appropriate circumstances.  Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.  Each director receives a reference book, updated from time to time as required, containing various policies and other Company information with which directors are expected to familiarize themselves.  To facilitate ongoing education of the Company’s directors, the Corporate Governance and Nominating Committee will: (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.  In addition, in connection with the 2010 fiscal year, GGA conducted a compensation and corporate governance education session with the Compensation Committee of the Board and Deloitte & Touche LLP conducted various IFRS educational sessions with the Audit Committee of the Board.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees.  The Corporate Governance and Nominating Committee has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code.  Any non-compliance with the Code is to be reported to the Company’s Chief Executive Officer or the person’s supervisor.  In addition, the Board conducts regular audits to test compliance with the Code.  A copy of the Code may be accessed under the Company’s profile at www.sedar.com or on the Company’s website at www.yamana.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Lead Director and the Chairman and Chief Executive Officer regarding any potential conflicts of interest.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations in all jurisdictions in which the Company conducts business; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis.  Reporting a violation of the Code is made by informing anonymously, if desired, the Chief Executive Officer who immediately forwards the report to one or more members of the Audit Committee who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate.  Reporting concerns regarding violations of the Code, financial statement disclosure or other appropriate issues are to be forwarded anonymously to the Chairman of the Audit Committee via the Yamana compliance hotline or website, or, alternatively, in a sealed envelope, and the Chairman of the Audit Committee then investigates each matter reported and takes corrective and disciplinary action, if appropriate.

Nomination of Directors

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board.  The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills of the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; and (d) the strategic direction of the Company.

Other Duties

The Corporate Governance and Nominating Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

Majority Voting for Election of Directors

The Board has adopted a policy regarding majority voting for the election of directors.  The policy is described under “Election of Directors” in this management information circular.

Committees of the Board

The Board has the following four standing committees:

•                  Audit Committee;

•                  Compensation Committee;

•                  Corporate Governance and Nominating Committee; and

•                  Sustainability Committee.

All of the committees are independent of management and report directly to the Board.  From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.

The current membership of each standing committee of the Board is as follows:

Audit Committee — Richard Graff (Chair), Nigel Lees, Patrick Mars and Carl Renzoni

Compensation Committee — Nigel Lees (Chair), Robert Horn and Dino Titaro

Corporate Governance and Nominating Committee — Patrick Mars (Chair), Juvenal Mesquita, Carl Renzoni and Dino Titaro

Sustainability Committee — John Begeman (Chair), Alexander Davidson, Robert Horn, Patrick Mars and Dino Titaro

Audit Committee

The Audit Committee provides assistance to the Board in fulfilling its financial reporting and control responsibilities to the shareholders of the Company and the investment community.  The external auditors of the Company report directly to the Audit Committee.

The Audit Committee’s primary duties and responsibilities are to:

•                                          oversee the accounting and financial reporting processes of the Company, and the audit of its financial statements, including: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence;

•                                          serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems;

•                                          review and appraise the audit activities of the Company’s independent auditors; and

•                                          provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters, and meet periodically with management and with the independent auditors.

Further information regarding the Company’s Audit Committee is contained in the Company’s annual information form for the year ended December 31, 2010, under the heading “Audit Committee”.  A copy of the Audit Committee charter is attached to the annual information form as Schedule “A”.  The Company’s annual information form is available under the Company’s profile on SEDAR at www.sedar.com.

Compensation Committee

The Compensation Committee, which is composed entirely of independent directors, among other things, may determine appropriate compensation for the Company’s directors, officers and employees.  The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Company’s overall compensation and benefits philosophies.

The Compensation Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Company’s Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company and the Board and assisting with preparing and reviewing annually the executive compensation disclosure to be included in the Company’s management information circular.

The purposes of the Compensation Committee are to make recommendations to the Board relating to the compensation of:

•                  the members of the Board (in consultation with the Corporate Governance and Nominating Committee to ensure that good governance practices are adhered to in making recommendations for the compensation of members of the Board);

•                  the Company’s Chief Executive Officer; and

•                  members of senior management of the Company.

Advisors to the Compensation Committee

During the financial year ended December 31, 2010, the Compensation Committee retained GGA to provide assistance to the Compensation Committee in determining compensation for the Company’s directors and executive officers. See “Compensation Discussion and Analysis” above for further details.

Corporate Governance and Nominating Committee

The purposes of the Corporate Governance and Nominating Committee are to:

•                  identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Corporate Governance and Nominating Committee); and

•                  develop and recommend to the Board a set of corporate governance principles applicable to the Company.

This committee is responsible to annually review the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; develop and recommend to the Board for approval a long-term plan for Board composition that takes into consideration the independence of directors, competencies and skills for the Board as a whole; retirement dates, the appropriate size of the Board with a view to facilitate effective decision-making and strategic direction of the Company; develop and implement a process to handle any director nominees who are recommended by security holders; periodically review the Board Manual by which the Board will operate and the terms of reference for the Board; and annually review the directors’ compensation program and make any recommendations to the Board for approval.

Sustainability Committee

The Board also has a Sustainability Committee to assist the Board in oversight of sustainability, environmental, health and safety matters, including monitoring the implementation and management of the Company’s policies, procedures and practices relating to sustainability, environmental, health and safety matters.

In particular, the Sustainability Committee has the authority and responsibility for:

•                  assisting the Board of Directors in establishing objectives relating to exploration, development, operations and mining of the Company’s properties and monitoring and assessing the Company’s performance against such objectives;

•                  reviewing feasibility studies relating to the property interests of the Company and reporting to the Board of Directors on such feasibility studies;

•                  providing advice, as applicable, to the Chief Executive Officer in relation to the operations of the Company;

•                  overseeing the development and implementation of policies and management systems of the Company relating to environmental and health and safety issues in order to ensure compliance with applicable laws and best management practices; and

•                  assisting the Board of Directors in developing a corporate culture of environmental responsibilities and awareness as to the importance of health and safety.

Board Assessments

The Board, its committees and its individual directors are assessed regularly, on at least an annual basis, as to their effectiveness and contribution.  The process by which such assessments are made is through questionnaires developed by the Board and its Corporate Governance and Nominating Committee, which are distributed to each director and/or committee member for review and completion on an annual basis.  In addition, the Chairman of the Board and the Chair of each committee encourages discussion amongst the Board or the committee, as the case may be, as to their evaluation of their own effectiveness over the course of the year.  All directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so.

The Corporate Governance and Nominating Committee is responsible for reviewing with the Board, on an annual basis, the requisite skills and characteristics of prospective board members as well as the composition of the Board as a whole.  This assessment will include member’s contribution, qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board.

The Chairman of the Corporate Governance and Nominating Committee prepares a report to the Board based on the responses to the questionnaires which is circulated to all Board members.  This report is then discussed in detail at a meeting of the Board.

Concurrently with the written survey, the Chairman of the Board held formal discussions with each director about the operations of the Board and the performance of each director.

The overall conclusion from the questionnaires distributed for the December 31, 2010 fiscal year was that the Board was working effectively.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2010. A description of the significant terms of each of the equity compensation plans of the Company follows the table below.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	5,173,307 – Options 1,191,873 – RSUs	Cdn$9.49 – Options Cdn$11.18 – RSUs	4,986,296 – Options (2) 18,608,127 – RSUs (3)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,173,307 – Options 1,191,873 – RSUs	N/A	19,726,693 – Options (2) 18,608,127 – RSUs (3)

(1)	Represents the number of Common Shares reserved for issuance upon exercise of 5,173,307 outstanding stock options and 1,191,873 RSUs.
(2)

Based on the maximum number of Common Shares reserved for issuance under the Share Incentive Plan of 24,900,000, after deducting all of the stock options that have been exercised under the Share Incentive Plan since inception.

(3)	Based on the maximum number of Common Shares reserved for issuance under the Restricted Share Unit Plan of 19,800,000.

SHARE INCENTIVE PLAN

The Company implemented a share incentive plan as of June 24, 2004, as amended (the “Share Incentive Plan”), which is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors and consultants, to have equity participation in the Company through the acquisition of Common Shares.  In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of the Company. Effective April 2, 2008, the Compensation Committee implemented an Equity Based Compensation, the purpose of which is to set out the policies of the Compensation Committee concerning the grant of stock options, RSUs and DSUs under the relevant long term incentive plans of the Company. There were no stock options granted to Named Executive Officers during the financial year ended December 31, 2010.

Stock options may be granted by the Board at its discretion upon a recommendation from the Compensation Committee. There are no fixed entitlements to stock option grants. Under the Equity Based Compensation Policy, the Compensation Committee may establish performance criteria for the grant of stock options from time to time.

On December 10, 2006, the Compensation Committee recommended that there be vesting of all stock options granted by the Company, as to one-quarter (¼) vesting immediately, and ¼ vesting on each of the dates that are 12, 24 and 36 months following the date of grant. These vesting provisions are formalized in the Equity Based Compensation Policy for all new stock options granted.

The current aggregate maximum number of Common Shares that may be reserved for issuance under stock options granted pursuant to the Share Incentive Plan is 24,900,000, representing approximately 3.3% of Company’s issued and outstanding Common Shares as at March 22, 2011.

Options to purchase an aggregate of 1,844,766 Common Shares, representing approximately 0.25% of the Company’s issued and outstanding Common Shares as at March 22, 2011, are currently outstanding and exercisable under the Share Incentive Plan.

The Share Incentive Plan provides for an aggregate maximum reserve of 5% of the Company’s issued and outstanding Common Shares for issuance to any one person. The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Share Incentive Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Share Incentive Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding.

On December 16, 2010, the Company amended the Share Incentive Plan to: (a) provide for limited non-employee director participation in option grants up to a value of $100,000 per director per year; (b) include in the Share Incentive Plan’s amending provision a requirement to obtain shareholder approval for any increase in this limit; and (c) add a provision dealing with the new withholding tax requirements upon the exercise of stock options. This amendment did not require shareholder approval.

The Share Incentive Plan is administered by the Board in consultation with the Compensation Committee. Options granted under the Share Incentive Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately proceeding the date on which the option is granted and are exercisable for a period not to exceed ten years. The Share Incentive Plan allows the expiry date of options granted thereunder to be the tenth day following the end of a self imposed blackout period on trading securities of the Company in the event that they would otherwise expire during or soon after such a blackout. The vesting of stock options is at the discretion of the Board of the Company. Any options granted under the Share Incentive Plan and which have been cancelled or terminated in accordance with the terms of the Share Incentive Plan without having been exercised will again be available for re-granting under the Share Incentive Plan. However, any options granted under the Share Incentive Plan and exercised will not be available for re-granting under the Share Incentive Plan. Options granted under the stock option component are not transferable or assignable and terminate: (i) within a period of 60 days following the termination of an optionee’s employment, subject to any agreement with a director or officer of the Company with respect to the rights of such director or officer upon termination or a change of control of the Company; and (ii) within a period of six months following the death of an optionee.

The Share Incentive Plan also provides for the granting of stock appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the Common Shares to which the terminated option relates, to receive that number of Common Shares, disregarding fractions, which, when multiplied by the fair value of the Common Shares (which is the average closing price of the Common Shares on the TSX for the five trading days prior to the date of termination of the option) to which the terminated option relates, has a total value equal to the product of the number of such Common Shares times the difference between the fair value and the option price per share of such Common Shares, less any amount required to be withheld on account of income taxes.  During the year ended December 31, 2010, there were neither stock appreciation rights granted nor Common Shares issued upon the exercise of outstanding stock appreciation rights.

The Board and/or the Compensation Committee of the Board may modify or terminate the Share Incentive Plan at any time.  Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Share Incentive Plan to (i) amend the number of securities issuable under the plan; (ii) change to the definition of “Participants” which would have the potential of narrowing or broadening or increasing insider participation; (iii) add any form of financial assistance under the plan; (iv) amend a financial assistance provision which is more favourable to participants; (v) add a cashless exercise feature, payable in cash or securities which does not provide for a full deduction in the number of underlying securities from the plan; (vi) add deferred or RSUs or any other provision which results in participants receiving securities while no cash consideration is received by the Company; and (vii) make amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to participants, especially to insiders of the Company, at the expense of the Company and its existing shareholders. The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Share Incentive Plan that are not of the type contemplated above, including, without limitation: (i) amendments of a housekeeping nature; (ii) the addition of or a change to vesting provisions of a security or the plan; (iii) a change to the termination provisions of a security or the plan which does not entail an extension beyond the original expiry date; and (iv) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the plan reserve.

The Company does not provide any financial assistance to participants under the Share Incentive Plan to facilitate the purchase of securities under the Share Incentive Plan. The Company has never re-priced any of the stock options it has granted under the Share Incentive Plan.

A copy of the Share Incentive Plan is available under the Company’s profile on SEDAR at www.sedar.com.

In addition to the stock options outstanding under the Share Incentive Plan, the Company assumed obligations pursuant to its various business acquisitions. In connection with the acquisition of Viceroy Exploration Ltd., the Company assumed options (the “Viceroy Options”) outstanding under the Viceroy Exploration Ltd. stock option plan, of which there were 155,200 Viceroy Options outstanding as at December 31, 2010, exercisable to acquire an aggregate of 155,200 Common Shares. In connection with the acquisition of Northern Orion, the Company assumed options (the “NNO Options”) outstanding under the Northern Orion stock option plan, of which there were 124,890 NNO Options outstanding as at December 31, 2010, exercisable to acquire an aggregate of 124,890 Common Shares.  In connection with the acquisition of Meridian, the Company assumed options (the “Meridian Options”) outstanding under the stock option plan of Meridian, of which there were 36,129 outstanding as of December 31, 2010 exercisable to acquire an aggregate of 36,129 Common Shares. The Viceroy Options and Meridian Options are neither governed by nor outstanding under the Share Incentive Plan.

RESTRICTED SHARE UNIT PLAN

On April 2, 2008, the Board approved the adoption of the Restricted Share Unit Plan of the Company, which was approved by the shareholders of the Company on May 14, 2008.  The Board decided that it is desirable to have a wide range of incentive plans including the Restricted Share Unit Plan which is in place to attract, retain and motivate employees, officers and consultants of the Company.

Under the terms of the Restricted Share Unit Plan, the Compensation Committee is given sole and absolute discretion in determining RSU awards to full-time employees, officers and eligible contractors of the Company or an affiliate for services rendered to the Company or an affiliate in any calendar year.

The Equity Based Compensation Policy provides that the Compensation Committee shall establish performance criteria for the grant of RSUs to eligible participants from time to time.  The maximum dollar amount of RSUs to be granted on an annual basis is a multiple of base salary ranging from one to three as determined from time to time by the Board.  The number of RSUs awarded will be credited to the participant’s account effective on the grant date of the RSUs.

A total of 19,800,000 Common Shares are reserved for issuance under the Restricted Share Unit Plan, representing approximately 2.7% of the issued and outstanding Common Shares as of March 22, 2011. The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Unit Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Unit Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

Each RSU entitles the holder, subject to the terms of the Restricted Share Unit Plan, to receive a payment in fully-paid Common Shares (on a one-for-one basis) or, at the option of the Company, cash based on the market value of the Common Shares (as market value is defined in the Restricted Share Unit Plan) of the Company on the date when the RSU is fully vested.

The Committee will have the discretion to credit a participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the participant if the RSUs had been Common Shares on the dividend record date multiplied by the applicable dividend rate and then divided by the market value of the Common Shares (as market value is defined in the Restricted Share Unit Plan) on the dividend payment date.  As of the date hereof, the Committee has not determined to credit participants with additional RSUs in connection with dividends.

In the event of a participant’s resignation or termination with cause during a Restricted Period (as defined in the Restricted Share Unit Plan), his RSUs will be forfeited and of no further force or effect at the date of termination, unless otherwise determined by the Committee or provided for in his grant letter, as further described in the Restricted Share Unit Plan. In the event of the termination without cause, all unvested RSUs will vest on the date of termination and the Common Shares represented by the RSUs held shall be issued, or cash will be paid, as determined by the Committee, immediately. In the event of death, all unvested RSUs credited to the participant will vest on the date of the participant’s death and the Common Shares represented by the RSUs held shall be issued, or cash will be paid, as determined by the Committee, to the participant’s estate immediately.  In the event of the total disability of a participant, all unvested RSUs credited to the participant will vest within 60 days following the date in which the participant is determined to be totally disabled and the Common Shares represented by the RSUs held shall be issued, or cash will be paid, as determined by the Committee, immediately.  In the event of a change of control, all RSUs outstanding will immediately vest on the date of such change of control, notwithstanding the Restricted Period.

The Equity Based Compensation Policy provides one third of the RSUs will expire and Restricted Shares will be issued on the first, second, and third anniversaries following the grant.

Pursuant to the terms of the Restricted Share Unit Plan, the Board or the Committee, as the case may be, may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a participant, such discontinuance may not in any manner adversely affect the participant’s rights under any RSU granted under the Restricted Share Unit Plan.

The Board or the Committee may, subject to receipt of requisite regulatory and shareholder approval, make the following amendments to the Restricted Share Unit Plan: (a) amend the number of securities under the Restricted Share Unit Plan; (b) change the definition of “Participant” under the Restricted Share Unit Plan which would have the potential of narrowing, broadening or increasing insider participation; (c) make amendments that may lead to significant or unreasonable dilution to the Company’s outstanding securities, or that may provide additional benefits to participants at the expense of the Company or its shareholders; or (d) make amendments to the non-assignability clause at section 5.03 of the Restricted Share Unit Plan that would permit RSUs, or any other right or interest of a participant under the Restricted Share Unit Plan, to be assigned or transferred, other than for normal estate purposes.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Restricted Share Unit Plan that are not of the type contemplated above, including, without limitation: (a) amendments of a housekeeping nature; (b) the addition or a change to the vesting provisions of an RSU or the Restricted Share Unit Plan; (c) a change to the termination provisions of an RSU or the Restricted Share Unit Plan; (d) amendments to reflect changes to applicable securities laws; and (e) amendments to ensure that the RSUs granted under the Restricted Share Unit Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom an RSU has been granted may from time to time be resident or a citizen.

DEFERRED SHARE UNIT PLAN

On April 2, 2008, the Board approved the Deferred Share Unit Plan for the Company for non-executive directors (who are not otherwise employees) of the Company or a designated affiliate and the Chairman and/or Chief Executive Officer of the Company. The purpose of the Deferred Share Unit Plan is to strengthen the alignment of interests between the eligible directors and the Chairman and/or Chief Executive Officer and the shareholders of the Company, in the case of eligible directors, by linking portion of annual director compensation to the future value of the Common Shares and, in the case of the Chairman and/or Chief Executive Officer, by linking long term incentive compensation to the future value of the Common Shares.  In addition, the Deferred Share Unit Plan has been adopted for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors of the Company and the designated affiliates of the Company and the Chairman and/or Chief Executive Officer of the Company, it being generally recognized that deferred share unit plans aid in attracting, retaining and encouraging director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Common Shares.

Under the Deferred Share Unit Plan, each non-executive director receives on the date in each quarter, which is five business days following the publication by the Company of its earning results for the previous quarter (or year in the case of the first quarter), that number of DSUs having a value equal to one-third of his annual base compensation (annual retainer) for the current quarter.  The number of DSUs granted to a non-executive director is determined by dividing the closing price of the Common Shares on the TSX on the business day immediately preceding the date of grant.  The Equity Based Compensation Policy implemented by the Compensation Committee provides that the Compensation Committee shall establish performance criteria for grants of DSUs to the Chairman and/or Chief Executive Officer of the Company from time to time, and provides that the maximum dollar amount of DSUs to be granted to the Chairman and/or Chief Executive Officer of the Company in any 12 month period shall be equal to 3 times the base salary of such officer.

In the event that a dividend (other than stock dividend) is declared and paid by the Company on the Common Shares, a participant under the Deferred Share Unit Plan will be credited with additional DSUs based on a formula which provides that on the dividend record date the participant is assumed to hold that number of Common Shares equivalent to the DSUs held which are then multiplied by the applicable dividend rate and divided by the market value of the Common Shares (as market value is defined in the Deferred Share Unit Plan) on the dividend payment date.

At such time as a non-executive director or the Chairman and/or Chief Executive Officer ceases to hold such position, the Company will make a cash payment to the non-executive director or the Chairman and/or Chief Executive Officer, equal to the market value of a Common Share on the date he ceases to be an eligible participant, multiplied by the number of DSUs held on that date.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company maintains, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary. The aggregate limit on liability for directors and officers under the insurance policies is Cdn$75 million, and the aggregate premiums paid by the Company is Cdn$768,869.  The terms of the policies provide for a deductible of Cdn$1,000,000 in respect of securities law claims and Cdn$500,000 in respect of all other claims.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Company’s directors or executive officers, nor any associate of such director or executive officer is as at the date hereof, or has been, during the financial year ended December 31, 2010, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise.  In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2010 no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on www.sedar.com.  Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2010, which can be found in the Company’s annual report to shareholders that accompanies this management information circular and can also be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov or on the Company’s website at www.yamana.com.  Shareholders may also request these documents from the Senior Vice President, General Counsel and Corporate Secretary of the Company by phone at (416) 815-0220 or by e-mail at investor@yamana.com.

CONTACTING THE BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate directly with the Board by:

1.	writing to:	Lead Director
Yamana Gold Inc.
150 York Street
Suite 1102
Toronto, Ontario M5H 3S5
Canada

2.	calling:	(416) 815-0220

DIRECTORS’ APPROVAL

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Peter Marrone”
Peter Marrone
Chairman and Chief Executive Officer

Toronto, Ontario

March 22, 2011

SCHEDULE “A”

CHARTER OF THE BOARD OF DIRECTORS

I.                                         GENERAL

The Board of Directors of Yamana Gold Inc. (the “Company”) is responsible for the stewardship and the general supervision of the management of the business and for acting in the best interests of the Company and its shareholders. The Board will discharge its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee.  In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties.  Each committee shall have its own charter.  The Board shall meet regularly, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Company.  Meetings of the Board of Directors will also include regular meetings (not less than once annually) of the independent members of the Board without management being present.

II.                                     COMPOSITION

The Board of Directors shall be constituted of a majority of “independent directors” within the meaning of National Policy 58-201 Corporate Governance Guidelines.  Pursuant to Canadian corporate governance guidelines (except in respect of British Columbia), in order to be considered “independent”, directors shall have no direct or indirect material relationship with the Company.  In British Columbia, a director shall be considered independent unless a reasonable person with knowledge of all relevant circumstances would conclude that the director is in fact not independent of management or of any significant shareholder.  The Board of Directors acknowledges that in certain exceptional circumstances such as the death, disability or resignation of an independent director, the Board of Directors may not be constituted of a majority of independent directors.  In such circumstances, the Board of Directors shall be comprised of a majority of independent directors no later than the next annual meeting of shareholders of the Company.

III.                                 RESPONSIBILITIES

The Board of Directors’ mandate is the stewardship of the Company and its responsibilities include, without limitation to its general mandate, the following specific responsibilities:

•                                           The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; and (iii) compensation of officers and senior employees.

•                            With the assistance of the Corporate Governance Committee:

•                                         Reviewing the composition of the Board and ensuring it respects its independence criteria.

•                                         Satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that such officers create a culture of integrity throughout the organization.

•                                          The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

•                                         Ensuring that an appropriate review selection process for new nominees to the Board is in place.

•                                         Ensuring that an appropriate orientation and education program for new members of the Board is in place.

•                                          Approving and revising from time to time as circumstances warrant a corporate disclosure and communications policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and communities in which the business of the Company is conducted.

•                                          With the assistance of the Audit Committee:

•                                         Ensuring the integrity of the Company’s internal controls and management information systems.

•                                         Ensuring the Company’s ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

•                                         Identifying the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

•                                         Reviewing and approving significant operational and financial matters and the provision of direction to management on these matters.

•                                         As required and agreed upon, providing assistance to shareholders concerning the integrity of the Company’s reported financial performance.

•                                          With the assistance of the Compensation Committee and the Chief Executive Officer, the approval of the compensation of the senior management team.

•                                           Succession planning including the selection, training, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•                                        The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

•                                        The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•                                        Enhancing congruence between shareholder expectations, Company plans and management performance.

•                                        Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

2

•                                        Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

•                                        With the assistance of the Sustainability Committee:

•                                            Establishing objectives relating to exploration, development, operations and mining of the Company’s properties, including determining the budgets required, the allocation of resources, the steps to be implemented and the timing for reaching such steps.

•                                            Monitoring matters relating to exploration, development, operations and mining and assessing the performance of the Company against its objectives.

•                                            Developing a corporate culture of environmental responsibilities and awareness as to the importance of health and safety.

Dated February 10, 2005

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